FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending 27 July 2016

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

--

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x
--

Issued: Wednesday, 27 July 2016, London U.K.
Results Announcement for the second quarter 2016 and Half-yearly Financial Report for the half-year 2016

GSK delivers further progress against strategy with strong Q2 performance

Core results
	Q2 2016	Growth		H1 2016	Growth
	£m	CER%	£%	£m	CER%	£%

Turnover	6,532	4	11	12,761	6	11
Core operating profit	1,831	15	36	3,390	14	28
Core earnings per share	24.5p	16	42	44.3p	12	28

Total results
	Q2 2016	Growth		H1 2016	Growth
	£m	CER%	£%	£m	CER%	£%

Turnover	6,532	4	11	12,761	6	11
Operating (loss)/profit	(151)	>(100)	>(100)	572	(98)	(94)
Loss per share	(9.0)p	>(100)	>(100)	(3.2)p	>(100)	>(100)

Summary

●	Group sales £6.5 billion, +4% CER, with growth across all three businesses
	-	Pharmaceuticals £3.9 billion, +2%; Vaccines £960 million, +11%; Consumer Healthcare, £1.7 billion, +7%

●
New product sales £1.05 billion (Q2 2015, £446 million; Q1 2016, £821 million) driven by HIV (Tivicay, Triumeq), Respiratory (Relvar/Breo, Anoro, Incruse, Nucala) and Meningitis vaccines (Bexsero, Menveo)

	-	New Pharmaceutical product sales represent 23% of total Pharmaceutical sales (Q2 2015: 11%)
	-	Sales growth of new respiratory products more than offset decline in sales of Seretide/Advair

●	New product sales and transaction & restructuring benefits drive improved operating leverage and margin delivery across all three businesses
	-	Incremental cost savings of £0.3 billion in Q2 2016, with total annual cost savings now at £2.3 billion against end 2017 target of £3 billion
	-	Q2 core operating margins: Pharmaceuticals 35%, Vaccines 28%, Consumer Healthcare 14%

●	Q2 core earnings per share 24.5p, +16% CER

●	Q2 total loss per share reflects impact of significant Sterling currency adjustment to valuations of liabilities associated with Consumer Healthcare and HIV businesses
	-	Sterling forecasts for sales and cash flows increased for majority-owned Consumer Healthcare and HIV businesses
	-	Sterling forecasts for liabilities attributable to minority interests therefore also increased, resulting in charges of £1.8 billion in Q2 2016

●	2016 core EPS percentage growth now expected to be 11-12% CER
	-	If FX rates held at Q2 period end rates estimated impact of +19% on 2016 Sterling core EPS growth

●	Q2 Net cash inflow from operations of £1.2 billion (Q2 2015: £0.2 billion)

●	19p dividend declared for Q2. Continue to expect 80p for FY 2016 and 2017

●	R&D pipeline development continues in core therapy areas:
	-	EU approval received for Strimvelis first gene-therapy for ADA-SCID
	-	Four significant filings expected in H2 2016: Closed Triple for COPD, Shingrix vaccine for shingles; Benlysta subcutaneous for lupus; sirukumab for RA
	-	Novel anti-IL33R monoclonal antibody for severe asthma licensed from Janssen
	-	First in class ICOS agonist antibody in Oncology enters clinical development

The full results are presented under ‘Income Statement’ on page 37 and core results reconciliations are presented on pages 11 and 57 to 60. All commentaries are presented in terms of CER growth, unless otherwise stated. See ‘Definitions’ on page 34. All expectations and targets regarding future performance should be read together with the “Assumptions related to 2016-2020 outlook”, and “Assumptions and cautionary statement regarding forward-looking statements” on page 35 and “Principal risks and uncertainties” on page 63.

Sir Andrew Witty, Chief Executive Officer, GSK said:

“This second quarter’s performance reflects further strong execution of the Group’s strategy and our ability to allocate capital effectively across our three businesses to improve returns. Momentum across the Group is being driven by growth in new product sales, continued cost control and delivery of restructuring and transaction benefits. We have also made good progress in research and development, and in the second half of 2016, expect to complete key regulatory filings for Shingrix, Closed Triple, Benlysta SC and sirukumab.”

Q2 performance

New Pharmaceuticals and Vaccines sales were more than £1 billion this quarter, this compares to £446 million in the same quarter last year. HIV medicines continued to perform strongly and the growth in sales of new Respiratory products is now more than offsetting declines in Seretide/Advair. Vaccine sales grew 11% in the quarter, with strong demand seen for Bexsero and Synflorix. In Consumer Healthcare, sales grew 7% to £1.7 billion with good contributions from Wellness and Oral health brands such as Flonase OTC, Excedrin, Voltaren and Sensodyne.

Core earnings per share for the quarter was up 16% CER to 24.5 pence and up 12% CER to 44.3 pence for H1 2016. As a consequence of the momentum seen so far this year, GSK now expects to deliver core EPS at the upper end of the guidance given to investors at the first quarter, with core EPS percentage growth of 11-12% (CER).

Total loss per share was 9.0 pence, reflecting charges for restructuring and the impact of significant Sterling currency movements to the valuations of liabilities associated with the Group’s Consumer Healthcare and HIV businesses.

As a result of the decline in Sterling this quarter, revised Sterling exchange rates have been applied to forecasts for sales and cash flows in the quarterly re-measurement of the liabilities associated with the majority owned Consumer Healthcare and HIV businesses. At these revised rates, increased earnings and cash flows would be expected from these businesses and therefore the businesses have increased in value. As a consequence, the forecast value of the associated liabilities (put options, preferential dividends and contingent consideration), which are attributable to the minority interests in these businesses, has also increased and is reflected in the balance sheet. This has resulted in charges of £1.8 billion in the quarter and is the primary driver for the difference in reported total and core results.

The Group has declared a dividend of 19 pence for the quarter. The Board continues to expect to pay a full year dividend of 80 pence for 2016 and for 2017.

GSK is continuing to make good progress in development of its pipeline.

Following positive data presented in February for cabotegravir, a long-acting integrase inhibitor, GSK intends to start Phase III trials later in the year for use of this asset in treatment and prevention of HIV.

Prospects for the Group’s next wave of respiratory medicines have also been strengthened with an accelerated filing for Closed Triple in the US, now expected later this year; the license of a novel anti-IL33R antibody for treatment of severe asthma; and new data which supports progression of danirixin into Phase IIb clinical development for potential use in the treatment of COPD.

In Oncology, the FDA granted Breakthrough Therapy designation for the affinity enhanced T-cell therapy targeting NY-ESO in synovial sarcoma, and preliminary Phase I data supported continued development of BET inhibitor, 525762, in NUT midline carcinoma and other tumour types. During the quarter, GSK3359609, an ICOS agonist antibody, became the first asset in its class to enter human clinical trials. Altogether, GSK now has 10 Oncology assets in Phase I/II trials.

Group strategy and outlook

GSK has created a Group of three world-leading businesses in Pharmaceuticals, Vaccines and Consumer Healthcare, which aims to deliver growth and improving returns to shareholders through development of innovative healthcare options for patients and consumers.

GSK has a strong portfolio of innovative products across its three businesses with a presence in more than 150 markets. Revenues are split across Pharmaceuticals 58%, Consumer Healthcare 26% and Vaccines 16% on a 2015 pro-forma basis. R&D innovation underpins all three businesses. In November 2015, the Group profiled to investors an R&D portfolio of ~40 assets focused on Oncology, Immuno-inflammation, Vaccines, HIV and Infectious diseases, Respiratory and Rare diseases.

All three businesses are supported by proprietary technologies and manufacturing capabilities in areas such as devices, adjuvants, bio-electronics and formulations. The Group aims to improve returns from its R&D innovation by striking a balance between pricing and volume generation. Details of the Group’s innovative R&D portfolio and the progress of assets in development can be found on pages 30 to 33 of this Announcement.

At its Investor Day on 6 May 2015, GSK outlined a series of expectations for its performance over the five-year period 2016-2020. This included an expectation that Group core EPS would grow at a CAGR of mid-to-high single digits on a CER basis. The introduction of a generic alternative to Advair in the US was factored into the Group’s assessment of its future performance. The Group also stated it expects to pay an annual ordinary dividend of 80p for each of the years 2015-2017.

Reporting the Group’s performance

GSK presents total results and core results in order to help shareholders better understand the Group’s operational performance.

Total results represent the Group’s overall performance. However, these results can contain material unusual or non-operational items that may obscure the key trends and factors determining the Group’s operational performance. GSK therefore also reports core results to help shareholders identify and assess more clearly the key drivers of the Group’s performance. This approach aligns the presentation of the Group’s results more closely with the majority of GSK’s peer group.

Core results exclude the following items from total results: amortisation and impairments of intangible assets and goodwill; major restructuring costs; legal charges; transaction-related accounting adjustments; disposals and other operating income other than royalty income. Reconciliations between total and core results are provided on pages 57 to 60.

Recent costs for major restructuring reflect the programmes to reshape the Group’s Pharmaceuticals business and the integration of the Novartis Vaccines and Consumer Healthcare businesses following the transaction which was completed in 2015. Costs for these major restructuring programmes are expected to reduce significantly in 2017 with only residual charges thereafter.

The most significant recent adjustments to total results have been transaction-related items and disposal gains. Transaction-related items are volatile and relate primarily to the required re-measurement each quarter of the present value of the forecast liabilities and contingent consideration associated with the Group’s majority-owned Consumer Healthcare and HIV businesses. These re-measurements reflect changes in the values of these businesses and the expected forecast liabilities for the put options, preference shares and future contingent consideration payments. As these valuation adjustments do not relate to current trading but primarily to consideration potentially due in the future, they are excluded from core earnings. The major drivers of the re-measurements have been changes in the forecasts of exchange rates and performance. Increases in liabilities result in a charge and decreases in liabilities result in a credit to total earnings.

In order to illustrate underlying performance, it is also the Group’s practice to present its results at constant exchange rate (CER) growth.

Group performance

The Novartis transaction completed on 2 March 2015 and so the Group’s reported year-to-date results include six months of sales of the Vaccines and Consumer Healthcare products acquired from Novartis and exclude the former GSK Oncology business. The 2015 reported year-to-date results included sales of the GSK Oncology products for the two months to 2 March 2015 and sales of the acquired Vaccines and Consumer Healthcare products for the four months from that date.

Accordingly, for H1 2016, in addition to reported growth rates, the Group is presenting pro-forma growth rates for turnover, core operating profit and core operating profit by business. Pro-forma growth rates are calculated comparing reported turnover and core operating profit for H1 2016 with the turnover and core operating profit for H1 2015 adjusted to include the two months of sales for January and February 2015 of the former Novartis Vaccines and Consumer Healthcare products and exclude sales of the former GSK Oncology business for January and February 2015. In addition, following the Novartis transaction, the Group has restated its segment information for the change in its segments described on page 45, including in particular, now reporting the results of the Pharmaceuticals operating segment as incorporating HIV.

Group turnover by business and geographic region

	Q2 2016		H1 2016

	£m	Reported growth CER%	£m	Reported growth CER%	Pro-forma growth CER%

Pharmaceuticals	3,882	2	7,468	1	4
Vaccines	960	11	1,842	16	12
Consumer Healthcare	1,690	7	3,451	16	6

	6,532	5	12,761	7	5
Corporate and other unallocated turnover

Group turnover	6,532	4	12,761	6	5

	Q2 2016		H1 2016

	£m	Reported growth CER%	£m	Reported growth CER%	Pro-forma growth CER%

US	2,364	9	4,438	9	9
Europe	1,771	3	3,589	9	5
International	2,397	1	4,734	2	1

Group turnover	6,532	4	12,761	6	5

Reconciliations between reported growth percentages and pro-forma growth percentages are provided on pages 61 to 62.

Turnover – Q2 2016

Group turnover for Q2 2016 increased 11% in Sterling terms and 4% CER to £6,532 million, with Pharmaceuticals up 2%, Vaccines up 11% and Consumer Healthcare up 7%. Sales of New Pharmaceutical and Vaccine products, as described on page 29, were £1,050 million in the quarter, an increase of £604 million in Sterling terms.

Pharmaceuticals
Pharmaceuticals turnover was £3,882 million, up 2%, with HIV sales growing 44% in the quarter. Total Respiratory sales were flat with 6% growth in the US, International flat and Europe down 11%, as the Respiratory portfolio continues to transition to newer products. Sales of New Pharmaceutical Products were £906 million, a Sterling increase of £533 million, which more than offset the Sterling decline in Seretide/Advair sales of £60 million. Sales of Established Products declined 14%, impacted by declines in all regions including the continued reshaping of the business in China and the impact of biennial price revisions in Japan.

US Pharmaceuticals turnover of £1,167 million declined 1% in the quarter. The decline was driven primarily by the impact of generic competition to Avodart, down 36% to £46 million, and a reduction in Relenza down 97% to £1 million following a reallocation of government funding. Sales of New Respiratory Pharmaceutical products totalled £149 million and the growth of these products exceeded the decline in Advair. Advair sales declined 7% to £487 million representing a 4% volume decline and a 3% negative impact of price and mix, including the benefit of favourable payer rebate adjustments related to prior quarters. On an underlying basis, Advair’s sales performance in the quarter was more consistent with the first three months of 2016. Ventolin sales were up 9% to £95 million. Flovent sales declined 32% to £75 million, primarily due to pricing pressures in the ICS market and the impact of negative adjustments to payer rebates related to prior quarters. The net impact of adjustments to prior quarters for payer rebates across the Respiratory portfolio was broadly neutral to reported US sales. Benlysta sales increased 29% to £71 million.

In Europe, Pharmaceuticals turnover declined 7% to £687 million. Respiratory sales declined 11% to £347 million reflecting the ongoing transition to the new Respiratory portfolio and generic competition to Seretide which declined 25% (19% volume decline and a 6% negative impact of price and mix) to £213 million. This was partly offset by sales of the new Respiratory products of £54 million in the quarter. Established Products sales were down 6% to £122 million.

International Pharmaceuticals sales of £1,163 million were down 9%. Sales in Emerging Markets declined 9%, impacted by further declines in the China business, down 14%, which continued to be affected by the ongoing reshaping programme and broader Healthcare sector reforms, including price reductions. Excluding China, Emerging Markets declined 8% primarily due to the impact of the recent divestment to Amgen and the limitation of trading in Venezuela since the end of 2015 to the supply of essential medicines. In Emerging Markets outside of China, Respiratory grew 2% as a result of new product launches and strong performances by Flixotide, Avamys and Ventolin. In Japan, Pharmaceutical sales were down 3% to £335 million, impacted by price revisions as well as supply interruptions to Avodart that have now been resolved. Respiratory sales in Japan grew 6% with strong growth of Relvar Ellipta, up 46% to £22 million, offsetting a decline in Adoair sales.

Worldwide HIV sales increased 44% to £865 million, with the US up 52%, Europe up 39% and International up 22%. The growth in all three regions was driven primarily by strong performances from both Triumeq and Tivicay, with sales of £409 million and £225 million, respectively in the quarter. Epzicom/Kivexa sales declined 21% to £157 million.

Vaccines
Vaccines sales grew 11% to £960 million with the US down 2%, Europe up 11% and International up 20%. Growth benefited from the phasing of tender sales of Synflorix in International as well as improved supply of Bexsero later in the quarter, particularly into the US. This was partly offset by adverse movements in CDC vaccines stockpiles, particularly an unfavourable comparison with Q2 2015 CDC stockpile orders in the US. Supply constraints in International and lower Hepatitis vaccines sales in China also negatively impacted sales.

In the US, sales declined 2% to £258 million. Growth was impacted by an adverse movement in CDC stockpiles, some de-stocking following higher sales in Q1 2016 and an unfavourable comparison with the benefit to Q2 2015 of positive CDC stockpile orders for Infanrix/Pediarix, Boostrix, Rotarix and Engerix. This adverse impact to growth was partly offset by Bexsero share gains and improved supply for Bexsero and Menveo that boosted advance shipments ahead of the back-to-school season. Sales also benefited from share gains for Boostrix and Pediarix.

In Europe, sales grew 11% to £325 million. Growth was driven primarily by Bexsero sales in private markets and improved supply during the quarter. Sales were also driven by higher demand for Priorix/Priorix-Tetra/Varilrix, better supply of Hepatitis A vaccines and higher demand for Encepur in Germany. Growth was partly offset by lower sales of Infanrix/Pediarix and Boostrix due to the phasing of supply as well as increased competition for Infanrix/Pediarix.

In International, sales grew 20% to £377 million. Growth benefited from the earlier than expected phasing of Synflorix sales in Brazil and Pakistan, market expansion in Nigeria and Myanmar and strong private market demand. The Priorix/Priorix-Tetra/Varilrix portfolio and Rotarix grew due to favourable phasing in Saudi Arabia. Growth was also driven by higher uptake of Seasonal Flu vaccine and Rotarix sales in Brazil partly offset by lower sales of Infanrix/Pediarix, due to supply constraints, and lower Hepatitis sales in China.

Consumer Healthcare
Consumer Healthcare sales were up 7% to £1,690 million, with the US up 9%, Europe up 1%, and International up 9%. Growth was primarily driven by strong performances in all regions across the Oral health and Wellness power brands with a particular improvement in International.

US sales increased 9% to £429 million, primarily reflecting strong performance from the Wellness and Oral health portfolios. More than half of the growth came from Sensodyne, which continued to deliver double-digit growth, driven by the recent launch of the True-White variant, combined with strong momentum from Pronamel. Within Wellness, Flonase OTC had another strong quarter, despite a number of competitor launches, while Excedrin, also contributed strongly, primarily due to the gel-tab launch.

Sales in Europe grew 1% to £504 million. The slower growth in the quarter was largely a result of expected sales phasing due to systems integration activities but also the impact of worsening economic conditions in CIS. Share gains were recorded within many of the power brands with consumption growth remaining buoyant. Growth was driven primarily by the Oral health and Wellness categories with mid-single digit growth from power brands with strong performances from Sensodyne and Gum Health, in particular.

International sales of £757 million grew 9%, driven primarily by Oral health and Wellness. Oral health sales were up 12% benefiting from double-digit growth of Sensodyne and Denture care. Wellness also grew well, driven by Voltaren and double-digit growth of Otrivin which delivered good growth across Asia Pacific. Performance improved significantly in China as both Sensodyne and Voltaren grew share with improved distribution.

Turnover – H1 2016

Group turnover for H1 2016 increased 11% in Sterling terms and 6% CER on a reported basis to £12,761 million, with Pharmaceuticals up 1%, Vaccines up 16% and Consumer Healthcare up 16%, all three businesses still reflecting the impact of the Novartis transaction which completed on 2 March 2015. On a pro-forma basis, Group turnover was up 5%, with Pharmaceuticals up 4%, Vaccines up 12% and Consumer Healthcare up 6%. Sales of New Pharmaceutical and Vaccine products, as described on page 29, were £1,871 million in the six months, an increase of £1,156 million.

Pharmaceuticals
Pharmaceuticals turnover was £7,468 million, up 1% on the prior year, but adjusting for the disposal of the Oncology business to Novartis, up 4% pro-forma. HIV sales grew 50% in the period. Total Respiratory sales declined 1%, primarily reflecting a 25% decline in Seretide in Europe, and the continuing transition globally of the Respiratory portfolio to newer products. Respiratory sales in US grew 4% and were flat in International. Sales of New Pharmaceutical Products were £1,623 million, a Sterling increase of £999 million, which more than offset the Sterling decline in Seretide/Advair sales of £205 million. Sales of Established Products declined 11%, impacted by declines in all regions including the impact of market reforms and the continued reshaping of the business in China and the impact of biennial price revisions in Japan.

US Pharmaceuticals turnover of £2,113 million declined 7% in the six months on a reported basis and 2% on a pro-forma basis. The pro-forma decline was primarily driven by the impact of generic competition to Avodart, down 60% to £53 million and Lovaza down 60% to £23 million. Relenza sales were down 98% to £1 million following a reallocation of government funding. Sales of New Respiratory Products totalled £257 million and the growth of these products exceeded the decline in Advair. Advair sales declined 12% to £826 million representing a 3% volume decline and a 9% negative impact of price and mix. Payer rebate adjustments related to prior quarters favourably impacted sales in the six months. Ventolin sales were up 9% to £187 million. Flovent sales declined 17% to £164 million, primarily due to pricing pressures in the ICS market and the impact of negative adjustments to payer rebates related to prior quarters. The net impact of adjustments to prior quarters for payer rebates across the Respiratory portfolio was broadly neutral to reported US sales in the six months. Benlysta sales increased 25% to £130 million.

In Europe, Pharmaceuticals turnover declined 11% to £1,401 million on a reported basis and 7% on a pro-forma basis. Respiratory sales declined 12% to £695 million reflecting the ongoing transition to the new Respiratory portfolio and generic competition to Seretide which declined 25% (19% volume decline and a 6% negative impact of price and mix) to £439 million. This was partly offset by the new respiratory products, which recorded sales of £95 million. Established Products sales were down 6% to £248 million.

International Pharmaceuticals sales of £2,360 million were down 6% on a reported basis and 4% on a pro-forma basis, including the benefit of an accelerated sale of inventory to Novartis of £33 million following a restructuring of certain supply agreements. Sales in Emerging Markets declined 7% and 5% on a pro-forma basis, impacted by further declines in the China business down 21%, which continued to be affected by its ongoing reshaping programme and broader Healthcare reforms, including price reductions. Excluding China, Emerging Markets declined 3% on a reported basis and 2% pro-forma, due to the impact of the recent divestment to Amgen and the limitation of trading in Venezuela since the end of 2015 to the supply of essential medicines, partly offset by Respiratory sales growth as a result of new launches, the timing of tenders and price increases in certain markets. In Japan, Pharmaceutical sales were down 7% on a reported basis and 5% pro-forma to £662 million, impacted by biennial price revisions as well as supply interruptions to Avodart. Respiratory sales in Japan grew 5% with strong growth of Relvar Ellipta, up 59% to £40 million, offsetting a decline in Adoair sales.

Worldwide HIV sales increased 50% to £1,594 million, with the US up 62%, Europe up 39% and International up 26%. The growth in all three regions was driven primarily by strong performances from both Triumeq and Tivicay, with sales of £737 million and £413 million, respectively in the six months. Epzicom/Kivexa sales declined 18% to £311 million.

Vaccines
Vaccines sales grew 16% on a reported basis and 12% pro-forma to £1,842 million. On a reported basis, the US was up 5%, Europe up 28% and International up 15%. Growth benefited from the phasing of a number of tenders in International together with the strong performance of the Meningitis franchise, particularly in the US and Europe, partly offset by an unfavourable comparison with H1 2015 CDC stockpile movements in a number of products.

In the US, sales grew by 5% on a reported basis and 2% pro-forma to £520 million. Growth was driven by market and share growth in Bexsero, Boostrix and Pediarix as well as the phasing of Bexsero and Menveo purchases ahead of the back-to-school season as supply improved towards the end of H1. Growth was offset by some pricing pressures and an unfavourable comparison with the benefit to H1 2015 of CDC stockpile movements of Infanrix/Pediarix, Boostrix, Rotarix and Engerix.

In Europe, sales grew 28% on a reported basis and 22% pro-forma to £664 million. Growth was driven primarily by the Meningitis portfolio. Bexsero sales grew in a number of private markets and in the UK following its inclusion in the NHS immunisation programme. Boostrix growth was driven by tender success and higher private market sales. Sales were also up in Germany driven by Hepatitis A vaccines, Priorix/Priorix-Tetra/ Varilrix and Encepur. Growth was partly offset by lower sales of Infanrix/Pediarix due to the phasing of supply as well as increased competition for Infanrix/Pediarix.

In International, sales grew 15% on a reported basis and 11% pro-forma to £658 million. Growth benefited from the earlier than expected phasing of Synflorix sales in Brazil and Pakistan, market expansion in Nigeria and Myanmar and strong private market demand. The Priorix/Priorix-Tetra/Varilrix portfolio and Rotarix grew due to favourable phasing in Saudi Arabia. Further growth was driven by higher uptake of Seasonal Flu vaccine and Rotarix sales in Brazil, partly offset by lower sales of Infanrix/Pediarix, due to supply constraints, lower Hepatitis vaccines sales in China and reduced demand for Cervarix.

Consumer Healthcare
Consumer Healthcare sales were up 16% on a reported basis to £3,451 million, with the US up 17%, Europe up 20%, and International up 13%. On a pro-forma basis, sales increased by 6%, with growth driven by strong performances in Oral health and Wellness power brands across all regions.

US sales increased 17% to £869 million on a reported basis and 8% pro-forma. Growth was driven by strong performances from the Wellness and Oral health portfolios. Sensodyne continued to deliver double-digit growth driven by the launch of True-White combined with strong momentum from Pronamel. Within Wellness, Flonase OTC grew strongly while Excedrin also had a strong first half, largely due to the gel-tab format launch.

Sales in Europe grew 20% to £1,048 million on a reported basis with 3% pro-forma growth. Strong momentum in Germany was partly offset by the impact of worsening economic conditions in CIS. Growth was driven primarily by Wellness sales and, in particular, double-digit growth of Voltaren as a result of the continued success of the 12-hour variant. Within the Oral health category, Sensodyne, Gum health and Denture care continued to grow, partly offset by a decline in Aquafresh.

International sales of £1,534 million grew 13% on a reported basis and 6% on a pro-forma basis. Growth reflected double-digit performances in Oral health and Wellness partly offset by a slower half year for the Nutrition category. Power brands grew double-digit overall, driven by Sensodyne, Denture Care, Panadol, Voltaren and Otrivin and driving the Oral health and Wellness category performances. Nutrition was impacted by the effective cessation of trade in Venezuela at the end of 2015, slower growth in Africa functional beverages and the slowing health food drink category in India which impacted Horlicks.

Total results

The total results for the Group are set out below.

	Q2 2016 £m	Q2 2015 £m	Growth CER%	H1 2016 £m	H1 2015 £m	Growth CER%

Turnover	6,532	5,888	4	12,761	11,510	6

Cost of sales	(2,124)	(2,005)	2	(4,257)	(4,108)	2

Gross profit	4,408	3,883	5	8,504	7,402	9

Selling, general and administration	(2,174)	(2,541)	(16)	(4,363)	(4,766)	(10)
Research and development	(888)	(812)	4	(1,703)	(1,679)	(3)
Royalty income	83	62		174	139
Other operating income/(expense)	(1,580)	(257)		(2,040)	8,455

Operating (loss)/profit	(151)	335	>(100)	572	9,551	(98)

Finance income	18	12		36	44
Finance expense	(183)	(194)		(364)	(385)
Profit on disposal of associates	-	1		-	844
Share of after tax (losses)/profits of associates and joint ventures	(2)	(2)		(2)	21

(Loss)/profit before taxation	(318)	152	>(100)	242	10,075	>(100)

Taxation	(174)	(37)		(382)	(1,922)
Tax rate %	(54.7)%	24.3%		>100%	19.1%

(Loss)/profit after taxation	(492)	115	>(100)	(140)	8,153	>(100)

(Loss)/profit attributable to non-controlling interests	(57)	(34)		13	(85)
(Loss)/profit attributable to shareholders	(435)	149		(153)	8,238

	(492)	115		(140)	8,153

(Loss)/earnings per share	(9.0)p	3.1p	>(100)	(3.2)p	170.7p	>(100)

Core adjustments The adjustments that reconcile core operating profit, profit after tax and earnings per share to total results are as follows:

	Q2 2016			Q2 2015

	Operating (loss)/ profit £m	(Loss)/ profit after tax £m	(Loss)/ earnings per share p	Operating profit £m	Profit after tax £m	EPS p

Total results	(151)	(492)	(9.0)	335	115	3.1

Intangible asset amortisation	135	105	2.2	125	108	2.2
Intangible asset impairment	-	-	-	2	2	-
Major restructuring costs	234	179	3.7	515	390	8.1
Legal costs	22	22	0.4	50	49	1.0
Transaction-related items	1,798	1,629	29.9	319	289	3.2
Divestments and other	(207)	(131)	(2.7)	3	(17)	(0.3)

	1,982	1,804	33.5	1,014	821	14.2

Core results	1,831	1,312	24.5	1,349	936	17.3

	H1 2016			H1 2015

	Operating profit £m	(Loss)/ profit after tax £m	(Loss)/ earnings per share p	Operating profit £m	Profit after tax £m	EPS p

Total results	572	(140)	(3.2)	9,551	8,153	170.7

Intangible asset amortisation	279	220	4.6	276	222	4.6
Intangible asset impairment	-	-	-	104	79	1.6
Major restructuring costs	422	340	7.0	881	656	13.6
Legal costs	48	45	0.9	135	134	2.8
Transaction-related items	2,258	2,042	36.8	1,183	995	14.9
Divestments and other	(189)	(89)	(1.8)	(9,476)	(8,378)	(173.6)

	2,818	2,558	47.5	(6,897)	(6,292)	(136.1)

Core results	3,390	2,418	44.3	2,654	1,861	34.6

Full reconciliations between core results and total results are set out on pages 57 to 60 and the definition of core results is set out on page 34.

Core operating profit and margin

Core operating profit

	Q2 2016			H1 2016

	£m	% of turnover	Growth CER%	£m	% of turnover	Reported growth CER%	Pro-forma growth CER%

Turnover	6,532	100	4	12,761	100	6	5

Cost of sales	(1,931)	(29.6)	4	(3,867)	(30.3)	8	4
Selling, general and administration	(2,053)	(31.4)	(2)	(4,103)	(32.2)	3	(1)
Research and development	(800)	(12.2)	4	(1,575)	(12.3)	(1)	(2)
Royalty income	83	1.2	31	174	1.4	22	25

Core operating profit	1,831	28.0	15	3,390	26.6	14	21

Core profit before tax	1,666		19	3,066		17
Core profit after tax	1,312		17	2,418		15
Core profit attributable to shareholders	1,191		17	2,150		12

Core earnings per share	24.5p		16	44.3p		12

Core operating profit by business

	Q2 2016			H1 2016

	£m	% of turnover	Growth CER%	£m	% of turnover	Reported growth CER%	Pro-forma growth CER%

Pharmaceuticals	1,931	49.7	5	3,631	48.6	4	8
Pharmaceuticals R&D	(583)		9	(1,130)		(1)	3

Total Pharmaceuticals	1,348	34.7	4	2,501	33.5	6	11
Vaccines	270	28.1	39	523	28.4	47	77
Consumer Healthcare	238	14.1	>100	541	15.7	76	68

	1,856	28.4	16	3,565	27.9	18	24
Corporate & other unallocated costs	(25)		25	(175)		>100

Core operating profit	1,831	28.0	15	3,390	26.6	14	21

Core operating profit – Q2 2016
Core operating profit was £1,831 million, 15% higher in CER terms than in Q2 2015 on a turnover increase of 4%. The core operating margin of 28.0% was 5.1 percentage points higher than in Q2 2015 and 2.5 percentage points higher on a CER basis, reflecting improved operating leverage driven by sales growth and a more favourable mix across all three businesses as well as continued delivery of restructuring and integration benefits and tight control of ongoing costs, partly offset by continued price pressure, particularly in Respiratory, supply chain investments and inventory adjustments.

Cost of sales as a percentage of turnover was 29.6%, down 0.6 percentage points in Sterling terms and flat in CER terms compared to Q2 2015. This reflected a more favourable product mix in the quarter, particularly the impact of higher HIV sales in Pharmaceuticals, but also in Vaccines and Consumer Healthcare, as well as a continued contribution from integration and restructuring savings in all three businesses, offset by continued adverse pricing pressure in Pharmaceuticals, primarily Respiratory, inventory adjustments in Vaccines and continued investments in the supply chain.

SG&A costs were 31.4% of turnover, 4.1 percentage points lower than in Q2 2015 and 2.2 percentage points lower on a CER basis. This primarily reflected tight control of ongoing costs as well as cost reductions in Global Pharmaceuticals, including the benefits of the Pharmaceuticals restructuring programme initiated in Q4 2014, integration benefits in Vaccines and Consumer Healthcare compared to Q2 2015 when synergies were at an early stage of delivery, offset by continued reallocation of investment in promotional product support, particularly for new launches in Respiratory, HIV, Consumer Healthcare and Vaccines.

R&D expenditure was £800 million (12.2% of turnover), 9% higher than Q2 2015 and 4% higher on a CER basis, reflecting increased investment in the pipeline, including the BMS HIV acquisitions in Q1 2016, offset by continued benefits from cost reduction programmes in Pharmaceuticals, Consumer Healthcare and Vaccines R&D.

Royalty income was £83 million (Q2 2015: £62 million) reflecting increased royalty income primarily from Gardasil sales.

Core operating profit by business – Q2 2016
Pharmaceuticals core operating profit was £1,348 million, 4% higher than in Q2 2015 in CER terms on a turnover increase of 2%. The core operating margin of 34.7% was 2.8 percentage points higher than in Q2 2015. On a CER basis the core operating margin was 0.4 percentage points higher, reflecting a more favourable product mix, primarily driven by the growth in HIV sales, and the continued cost reduction benefit of the Group’s pharmaceuticals restructuring programme, partly offset by investment in new product support and the impact of lower prices, particularly in Respiratory, and the broader transition of the Respiratory portfolio.

Vaccines operating profit was £270 million, 39% higher than in Q2 2015 in CER terms on a turnover increase of 11%. The core operating margin of 28.1% was 6.4 percentage points higher than in Q2 2015 and 5.6 percentage points higher in CER terms, primarily driven by favourable product mix and enhanced operating leverage in the quarter from the benefits to International sales of tender phasing, together with a reduction in SG&A and R&D costs delivered through restructuring and integration benefits. This was partly offset by an increase in the cost of sales due to a number of inventory adjustments and additional supply chain investments net of integration benefits.

Consumer Healthcare core operating profit was £238 million, more than double the level in Q2 2015 in CER terms on a turnover increase of 7%. The core operating margin of 14.1% was 7.0 percentage points higher than in Q2 2015 and 6.5 percentage points higher on a CER basis. This primarily reflected a favourable comparison with Q2 2015, which was impacted by the early stages of integration and the acquired Novartis cost base, but also an improvement in gross margin reflecting mix benefits from the power brand strategy and pricing as well as continued strong contributions from integration synergies that benefited both SG&A and R&D as a percentage of sales.

Core operating profit – H1 2016
Core operating profit was £3,390 million, 14% higher in CER terms than in H1 2015 on a turnover increase of 6%. The core operating margin of 26.6% was 3.5 percentage points higher than in H1 2015 and 1.7 percentage points higher on a CER basis.

On a pro-forma basis, core operating profit was 21% higher in CER terms compared with H1 2015 on turnover growth of 5%. The pro-forma core operating margin was 3.3 percentage points higher in CER terms, reflecting improved operating leverage driven by sales growth and a more favourable mix across all three businesses as well as a strong half year of delivery of restructuring and integration benefits as well as tight control of ongoing costs, partly offset by continued price pressure, particularly in Respiratory, supply chain investments and inventory adjustments.

Cost of sales as a percentage of turnover was 30.3%, down 0.3 percentage points in Sterling terms but 0.4 percentage points higher in CER terms than in H1 2015. On a pro-forma basis, the cost of sales percentage decreased 1.1 percentage points compared with H1 2015 and was down 0.4 percentage points in CER terms. This reflected improved product mix, particularly the impact of higher HIV sales in Pharmaceuticals, but also in Vaccines and Consumer Healthcare, as well as an increased contribution from integration and restructuring savings in all three businesses, partially offset by continued adverse pricing pressure in Pharmaceuticals, primarily Respiratory, as well as inventory adjustments in Vaccines.

SG&A costs were 32.2% of turnover, 2.2 percentage points lower than in H1 2015 and 1.2 percentage points lower on a CER basis. On a pro-forma basis, SG&A as a percentage of sales reduced by 2.9 percentage points and 1.9 percentage points on a CER basis. This primarily reflected tight control of ongoing costs as well as cost reductions in Global Pharmaceuticals, including the benefits of the Pharmaceuticals restructuring programme initiated in Q4 2014, and integration benefits in Vaccines and Consumer Healthcare compared to the first half of 2015 when synergies were in the very early stages of delivery, offset by reallocation of investment in promotional product support, particularly for new launches in Respiratory, HIV, Consumer Healthcare and Vaccines.

R&D expenditure was £1,575 million (12.3% of turnover), 4% higher than H1 2015 but 1% lower on a CER basis. On a pro-forma basis, R&D expenditure declined 2% on a CER basis reflecting the benefit of cost reduction programmes in Pharmaceuticals, Consumer Healthcare and Vaccines R&D partly offset by increased investment, primarily in HIV.

Royalty income was £174 million (H1 2015: £139 million) reflecting increased royalty income primarily from Gardasil sales as well as benefiting from a prior year catch-up adjustment.

Core operating profit by business – H1 2016
Pharmaceuticals core operating profit was £2,501 million, 6% higher than in H1 2015 in CER terms on a turnover increase of 1%. The core operating margin of 33.5% was 3.3 percentage points higher than in H1 2015 and 1.6 percentage points higher on a CER basis. On a pro-forma basis, the core operating margin increased 2.1 percentage points on a CER basis, reflecting the more favourable product mix, primarily driven by the growth in HIV sales, and the cost reduction benefit of the Group’s pharmaceuticals restructuring programme, partly offset by increased investment in new product support and the continued impact of lower prices, particularly in Respiratory, and the broader transition of the Respiratory portfolio.

Vaccines operating profit was £523 million, 47% higher than in H1 2015 in CER terms on a turnover increase of 16%. The core operating margin of 28.4% was 6.1 percentage points higher than in H1 2015 and 5.9 percentage points higher on a CER basis. On a pro-forma basis, the core operating margin improved 10.5 percentage points and 10.3 percentage points in CER terms, primarily driven by favourable product mix and enhanced operating leverage together with restructuring and integration benefits in CGS, SG&A and R&D, partly offset by a number of inventory adjustments and additional supply chain investments.

Consumer Healthcare core operating profit was £541 million, 76% higher than in H1 2015 in CER terms on a turnover increase of 16%. The core operating margin of 15.7% was 5.6 percentage points higher than in H1 2015 and 5.1 percentage points higher on a CER basis. On a pro-forma basis, the Consumer Healthcare operating margin was 5.6 percentage points higher on a CER basis, primarily driven by improvements in gross margin reflecting mix benefits from the power brand strategy and pricing as well as a strong contribution from integration synergies benefiting both SG&A and R&D as a percentage of sales.

Core profit after tax and core earnings per share – Q2 2016
Net finance expense was £163 million compared with £178 million in Q2 2015, benefiting from the maturity of a number of higher interest-bearing long term debt instruments.

Tax on core profit amounted to £354 million and represented an effective core tax rate of 21.3% (Q2 2015: 20.0%). The increase in the effective rate primarily reflected the Group’s changing earnings mix to the US, and also adverse movements following the recent decline in Sterling. See ‘Taxation’ on page 47 for further details.

The allocation of earnings to non-controlling interests amounted to £121 million (Q2 2015: £99 million), including the non-controlling interest allocations of Consumer Healthcare profits of £67 million (Q2 2015: £29 million) and the allocation of ViiV Healthcare profits, which increased to £79 million (Q2 2015: £62 million) including the impact of changes in the proportions of preferential dividends due to each shareholder based on the relative performance of different products in the quarter. The allocation also reflects higher losses, including bad debt provisions, in other entities with non-controlling interests.

Core EPS of 24.5p was up 16% in CER terms compared with a 15% increase in operating profit, primarily reflecting the reduction in net finance expense offset by greater contribution to growth from businesses in which there are significant non-controlling interests as well as the increased tax rate in the quarter compared with Q2 2015.

Core profit after tax and core earnings per share – H1 2016
Net finance expense was £322 million compared with £334 million in H1 2015, reflecting maturity of a number of higher interest-bearing long term debt instruments.

Tax on core profit amounted to £648 million and represented an effective core tax rate of 21.1% (H1 2015: 20.0%). The increase in the effective rate reflected the Group’s momentum and changing earnings mix in favour of the US in particular. See ‘Taxation’ on page 47 for further details.

The allocation of earnings to non-controlling interests amounted to £268 million (H1 2015: £190 million), including the non-controlling interest allocations of Consumer Healthcare profits of £112 million (H1 2015: £41 million) and the allocation of ViiV Healthcare profits, which increased to £145 million (H1 2015: £113 million) including the impact of changes in the proportions of preferential dividends due to each shareholder based on the relative performance of different products in the quarter. The allocation also reflects higher losses, including bad debt provisions, in other entities with non-controlling interests.

Core EPS of 44.3p was up 12% in CER terms compared with a 14% increase in operating profit, primarily reflecting the greater contribution to growth from businesses in which there are significant non-controlling interests as well as the increased tax rate in the quarter compared with H1 2015, partly offset by reduction in net finance expense.

Currency impact on Q2 2016 and H1 2016 results
The Q2 2016 results are based on average exchange rates, principally £1/$1.41, £1/€1.28 and £1/Yen 153. Comparative exchange rates are given on page 48. The period-end exchange rates were £1/$1.33, £1/€1.20 and £1/Yen 137.

In the quarter, turnover increased 4% CER and 11% at actual exchange rates. Core EPS of 24.5p was up 16% in CER terms and up 42% at actual rates. The positive currency impact reflected the weakness of Sterling against the majority of the Group’s trading currencies relative to Q2 2015. Reduction in losses on settled intercompany transactions compared to Q2 2015 contributed seven percentage points of the positive currency impact of 26 percentage points on core EPS.

In H1 2016, turnover increased 6% CER and 11% at actual exchange rates. Core EPS of 44.3p was up 12% in CER terms and up 28% at actual rates. The positive currency impact reflected the weakness of Sterling against the majority of the Group’s trading currencies relative to H1 2015. Reduction in losses on settled intercompany transactions compared to H1 2015 contributed four percentage points of the positive currency impact of sixteen percentage points on core EPS.

2016 guidance for core EPS
GSK now expects 2016 core EPS percentage growth to be 11-12% on a CER basis.

If exchange rates were to hold at the June closing rates (£1/$1.33, £1/€1.20 and £1/Yen 137) for the rest of 2016, the estimated positive impact on 2016 Sterling turnover growth would be around 9% and if exchange losses were recognised at the same level as in 2015, the estimated positive impact on 2016 Sterling core EPS growth would be around 19%.

Total operating loss and total loss per share – Q2 2016
Total operating loss was £151 million in Q2 2016 compared with a total operating profit of £335 million in Q2 2015. Non-core items in the quarter resulted in an aggregate net charge of £1,982 million (Q2 2015: £1,014 million), primarily reflecting the impact of further accounting charges related to re-measurement of the contingent consideration related to the former Shionogi-ViiV Healthcare joint venture, along with re-measurement of the value attributable to the Consumer Healthcare put option and the Shionogi/Pfizer ViiV put options and preferential dividends. A significant majority of the re-measurements were driven by changes in exchange rate assumptions following the Brexit vote in June, which have increased the estimated total Sterling values of GSK’s Consumer Healthcare and ViiV Healthcare businesses, and forecasted sales that will require increased future consideration payments. Non-core items also included the continued impact of charges for restructuring costs related to the integration of the former Novartis businesses and the Pharmaceuticals restructuring programme and certain other adjusting items.

Intangible asset amortisation was £135 million compared to £125 million in Q2 2015. There were no intangible asset impairments (Q2 2015: £2 million). Both are non-cash items.

Major restructuring and integration charges accrued in the quarter were £234 million (Q2 2015: £515 million), reflecting the phasing of planned restructuring projects following the completion of the Novartis transaction in Q1 2015, as well as reduced charges for Pharmaceuticals restructuring projects as this programme enters its later stages. Cash payments made in the quarter were £333 million (Q2 2015: £248 million) including the settlement of certain charges accrued in previous quarters.

Legal charges of £22 million (Q2 2015: £50 million) included the benefit of the settlement of existing anti-trust matters as well as provisions for ongoing litigation. Legal cash payments in the quarter were £31 million (Q2 2015: £74 million).

Transaction-related adjustments resulted in a net charge of £1,798 million (Q2 2015: £319 million). This primarily included accounting charges for the re-measurement of the liability and the unwinding of the discounting effects on the value attributable to the Consumer Healthcare Joint Venture put option held by Novartis, the value attributable to the put options and preferential dividends attributable to Pfizer and Shionogi, and the re-measurement and the unwinding of the discounting effects on the contingent consideration relating to the acquisition of the former Shionogi-ViiV Healthcare Joint Venture.

	Q2 2016 £m	Q2 2015 £m

Consumer Healthcare Joint Venture put option	594	69
ViiV Healthcare put options and Pfizer preferential dividends	310	-
Contingent consideration on former Shionogi-ViiV Healthcare Joint Venture (including Shionogi preferential dividends)	850	198
Other adjustments	44	52

Total transaction-related adjustments	1,798	319

The aggregate impact of unwind of the discount was £212 million (Q2 2015: £232 million), including the Consumer Healthcare put option (£111 million), the ViiV Healthcare put options and preference dividends (£16 million) and the contingent consideration on the former Shionogi-ViiV Healthcare Joint Venture (£73 million). The remaining charge of £1,586 million is primarily driven by changes in exchange rate assumptions following the Brexit vote in June. An explanation of the accounting for the non-controlling interests in ViiV Healthcare is set out on page 56.

Other items included equity investment disposals and dividends, and a number of other asset disposals, and certain other adjusting items.

A tax charge of £174 million on total profit represented an effective tax rate of (54.7)% (Q2 2015: 24.3%). This rate reflected the non-deductibility of certain items included within the Transaction-related adjustments, particularly the re-measurements of the put options related to ViiV Healthcare and the Consumer Healthcare Joint Venture, as well as the differing tax effects of the various non-core items.

The total loss per share was 9.0p, compared with earnings per share of 3.1p in Q2 2015. The decrease primarily reflected the increased re-measurement charges driven by changes in the Sterling valuations of the contingent consideration and the put options liabilities associated with the Group’s Consumer Healthcare and HIV businesses.

Total operating profit and total loss per share – H1 2016
Total operating profit was £572 million in H1 2016 compared with a total operating profit of £9,551 million in H1 2015, which benefited from the net disposal gains recorded following the disposal of the Oncology business as part of the Novartis transaction. Non-core items resulted in an aggregate net charge of £2,818 million primarily reflecting the impact of further accounting charges related to re-measurement of the contingent consideration related to the former Shionogi-ViiV Healthcare joint venture, along with re-measurement of the value attributable to the Consumer Healthcare put option and liabilities for Pfizer and Shionogi ViiV put options and preferential dividends. A significant majority of the re-measurements were driven by changes in exchange rate assumptions following the Brexit vote in June 2016 (H1 2015: net credit of £6,897 million, primarily reflecting the impact of the Novartis transaction).

Intangible asset amortisation was £279 million, compared to £276 million in H1 2015. There were no intangible asset impairments (H1 2015: £104 million). Both are non-cash items.

Major restructuring and integration charges of £422 million have been accrued (H1 2015: £881 million), reflecting the phasing of planned restructuring projects following the completion of the Novartis transaction in Q1 2015, as well as reduced charges for Pharmaceuticals restructuring projects as this programme enters its later stages. Cash payments made were £600 million (H1 2015: £502 million) including the settlement of certain charges accrued in previous quarters.

Charges for the combined restructuring and integration programme to date are £3.2 billion with cash payments of £2.2 billion. The total cash charges of the combined programme are expected to be approximately £3.65 billion and the non-cash charges up to £1.35 billion. The programme delivered incremental cost savings of £0.7 billion in H1 2016 and has now delivered approximately £2.3 billion of annual savings on a moving annual total basis. It remains on track to deliver £3 billion of annual savings in total. The programme is expected to be largely complete by the end of 2017.

Legal charges of £48 million (H1 2015: £135 million) included the benefit of the settlement of existing anti-trust matters as well as provisions for ongoing litigation. Legal cash payments in the period were £104 million (H1 2015: £236 million).

Transaction-related adjustments resulted in a net charge of £2,258 million (H1 2015: £1,183 million). This primarily included accounting charges for the re-measurement of the liability and the unwinding of the discounting effects on the value attributable to the Consumer Healthcare Joint Venture put option held by Novartis, the value attributable to the put option and preferential dividends payable to Pfizer and Shionogi, and the re-measurement and the unwinding of the discounting effects on the contingent consideration relating to the acquisition of the former Shionogi-ViiV Healthcare Joint Venture.

	H1 2016 £m	H1 2015 £m

Consumer Healthcare Joint Venture put option	854	69
ViiV Healthcare put options and Pfizer preferential dividends	313	-
Contingent consideration on former Shionogi-ViiV Healthcare Joint Venture (including Shionogi preferential dividends)	1,062	964
Other adjustments	29	150

Total transaction-related adjustments	2,258	1,183

The aggregate impact of unwind of the discount was £409 million (H1 2015: £312 million), including the Consumer Healthcare put option (£218 million), the ViiV Healthcare put options and preference dividends (£21 million) and the contingent consideration on the former Shionogi-ViiV Healthcare Joint Venture (£142 million). The remaining charge of £1,849 million is primarily driven by changes in exchange rate assumptions following the Brexit vote in June. An explanation of the accounting for the non-controlling interests in ViiV Healthcare is set out on page 56.

Other items included equity investment disposals, dividends and impairments, a number of other asset disposals, and certain other adjusting items.

A tax charge of £382 million on total profit represented an effective tax rate of over 100% (H1 2015: 19.1%) and reflected the non-deductibility of certain items included within the Transaction-related adjustments, particularly the re-measurements of the put options related to ViiV Healthcare and the Consumer Healthcare Joint Venture, as well as differing tax effects of the various non-core items.

The total loss per share was 3.2p, compared with earnings per share of 170.7p in H1 2015. The decrease primarily reflected the benefit to H1 2015 of the Novartis transaction that closed in Q1 2015.

Cash generation and conversion

Cash flow and net debt

	Q2 2016	H1 2016	H1 2015

Net cash inflow from operating activities (£m)	1,236	1,739	587
Adjusted net cash inflow from operating activities* (£m)	1,267	1,843	823
Free cash flow* (£m)	315	93	(675)
Adjusted free cash flow* (£m)	346	197	(439)
Free cash flow growth (%)	>100%	>100%	>(100)%
Free cash flow conversion* (%)	>100%	>100%	(5)%
Net debt (£m)**	14,910	14,910	9,553

*	Adjusted net cash inflow from operating activities, free cash flow, adjusted free cash flow and free cash flow conversion are defined on page 34.
**	The analysis of net debt is presented on page 55.

Q2 2016
The net cash inflow from operating activities for the quarter was £1,236 million (Q2 2015: £217 million). Excluding legal settlements of £31 million (Q2 2015: £74 million) adjusted net cash inflow from operating activities was £1,267 million (Q2 2015: £291 million). In addition, there were payments of restructuring and integration costs of £333 million (Q2 2015: £248 million), but no further tax payments (Q2 2015: £511 million) on the sale of the Oncology business, which have been funded from divestment proceeds. Excluding these items, the adjusted net cash inflow from operating activities would have been £1,600 million (Q2 2015: £1,050 million).

The increase primarily reflected the improved operating performance across all segments, as well as a positive currency benefit, together with an improvement in working capital including inventory levels compared to Q2 2015.

Total cash payments to Shionogi in relation to the ViiV Healthcare contingent consideration liability (including preferential dividends) in the quarter were £74 million, of which £62 million was recognised in cash flows from operating activities and £12 million was recognised in purchases of businesses within investing cash flows.

Free cash flow was £315 million for the quarter (Q2 2015: £606 million outflow). Excluding legal payments, adjusted free cash flow was £346 million (Q2 2015: £532 million outflow) but this is also after making restructuring and integration payments. The comparator in 2015 also included a tax payment on the sale of the Oncology business. Excluding these items, which are being funded from divestment proceeds, the adjusted free cash flow would have been £679 million (Q2 2015: £227 million).

H1 2016
The net cash inflow from operating activities for the six months was £1,739 million (H1 2015: £587 million). Excluding legal settlements of £104 million (H1 2015: £236 million) adjusted net cash inflow from operating activities was £1,843 million (H1 2015: £823 million). In addition, there were payments of restructuring and integration costs of £600 million (H1 2015: £502 million) and a further tax payment of £117 million (H1 2015: £511 million) on the sale of the Oncology business, both of which have been funded from divestment proceeds. Excluding these items, the adjusted net cash inflow from operating activities would have been £2,560 million (H1 2015: £1,836 million).

The increase primarily reflected the improved operating performance across all segments, as well as a positive currency benefit.

Total cash payments to Shionogi in relation to the ViiV Healthcare contingent consideration liability (including preferential dividends) in the six months were £159 million, of which £129 million was recognised in cash flows from operating activities and £30 million was recognised in purchases of businesses within investing cash flows.

Free cash flow was £93 million for the six months (H1 2015: £675 million outflow). Excluding legal payments, adjusted free cash flow was £197 million (H1 2015: £439 million outflow) but this is also after making restructuring and integration payments and an additional tax payment on the sale of the Oncology business and the purchase of HIV Clinical assets for £221 million which are treated as intangible assets purchases. Excluding these items, which are being funded from divestment proceeds, the adjusted free cash flow would have been £1,135 million (H1 2015: £574 million).

Net debt
At 30 June 2016, net debt was £14.9 billion, compared with £10.7 billion at 31 December 2015, comprising gross debt of £19.6 billion and cash and liquid investments of £4.7 billion. The increase in net debt primarily reflected dividends paid to shareholders of £3.0 billion, as well as a £1.3 billion adverse exchange impact from the translation of the non-Sterling denominated debt.

At 30 June 2016, GSK had short-term borrowings (including overdrafts) repayable within 12 months of £4,485 million with loans of £3,107 million repayable in the subsequent year.

Working capital

	30 June 2016	31 March 2016	31 December 2015	30 September 2015	30 June 2015

Working capital conversion cycle* (days)	217	209	191	216	215
Working capital percentage of turnover (%)	26	25	23	27	25

* Working capital conversion cycle is defined on page 34.

The increase of eight days in Q2 2016 was predominantly due to an increase in inventory levels reflecting seasonal factors and the building of inventory in advance of product launches. There was also a two day increase in the cycle from adverse exchange rates.

The increase of two days compared to June 2015 is primarily driven by a five day increase in the cycle from adverse exchange rates. Excluding this, working capital days have reduced by three days primarily due to improved collections.

Returns to shareholders

GSK expects to pay an annual ordinary dividend of 80p for each of the next two years (2016-2017).

In April 2016, GSK also returned approximately £1 billion (20p per share) to shareholders via a special dividend paid alongside GSK’s Q4 2015 ordinary dividend payment.

Any future returns to shareholders of surplus capital will be subject to the Group’s strategic progress, visibility on the put options associated with ViiV Healthcare and the Consumer Healthcare joint venture and other capital requirements.

Quarterly dividends
The Board has declared a second interim dividend of 19 pence per share (Q2 2015: 19 pence per share).

Payment of dividends
The equivalent interim dividend receivable by ADR holders will be calculated based on the exchange rate on 11 October 2016. An annual fee of $0.02 per ADS (or $0.005 per ADS per quarter) will be charged by the Depositary.

The ex-dividend date will be 11 August 2016 (10 August 2016 for ADR holders), with a record date of 12 August 2016 and a payment date of 13 October 2016.

	Paid/ payable	Pence per share	£m

2016
First interim	14 July 2016	19	923
Second interim	13 October 2016	19	924

2015
First interim	9 July 2015	19	920
Second interim	1 October 2015	19	919
Third interim	14 January 2016	19	919
Fourth interim	14 April 2016	23	1,114

		80	3,872

Special dividend	14 April 2016	20	969

GSK made no share repurchases during the quarter. The company issued 1.6 million shares under employee share schemes amounting to £18 million (Q2 2015: £5 million).

The weighted average number of shares for Q2 2016 was 4,859 million, compared with 4,832 million in Q2 2015.

Segmental performance

Pharmaceuticals

	Q2 2016		H1 2016

	£m	Growth CER%	£m	Reported growth CER%	Pro-forma growth CER%

US	1,677	11	3,049	7	11
Europe	943	2	1,878	(2)	2
International	1,262	(7)	2,541	(4)	(3)

Total	3,882	2	7,468	1	4

	Q2 2016		H1 2016

	£m	Growth CER%	£m	Growth CER%

Respiratory	1,585	-	3,003	(1)
Cardiovascular, metabolic and urology	236	(5)	420	(9)
Immuno-inflammation	78	27	143	15
Other pharmaceuticals	517	(11)	1,097	(17)
Established products	601	(14)	1,211	(11)
HIV	865	44	1,594	50

Total	3,882	2	7,468	1

Respiratory

Q2 2016 (£1,585 million; flat with last year)
Respiratory sales in the quarter were flat at £1,585 million, primarily reflecting a 13% decline in Seretide/Advair, and the continuing transition of the Respiratory portfolio to newer products. Growth in the new Respiratory products, which recorded combined sales of £243 million in the quarter, including Relvar/Breo Ellipta sales of £146 million, more than offset the decline in Seretide/Advair. Flixotide/Flovent sales decreased 20% to £136 million and Ventolin sales grew 6% to £179 million.

In the US, Respiratory sales increased 6% to £814 million in the quarter (12% volume growth and a 6% negative impact of price and mix). Growth of new Respiratory products in the quarter more than offset the 7% decline in Advair (4% volume decline and a 3% negative impact of price and mix). Payer rebate adjustments related to prior quarters favourably impacted sales of Advair in the quarter. However, Advair’s underlying sales performance in the quarter was more consistent with the first three months of 2016. The new Ellipta products recorded combined sales of £135 million in the quarter including Breo Ellipta sales of £80 million, with Nucala, the newly launched treatment for severe asthma, reporting sales of £14 million. Established Respiratory assets included Ventolin sales, up 9% to £95 million, and Flovent sales, which declined 32% to £75 million. The Flovent sales decline was primarily due to pricing pressures in the ICS market and the impact of negative adjustments to payer rebates related to prior quarters. The net impact of adjustments to prior quarters for payer rebates across the Respiratory portfolio was broadly neutral to reported US sales.

European Respiratory sales were down 11% to £347 million, with Seretide sales down 25% to £213 million (19% volume decline and a 6% negative impact of price and mix), reflecting continued competition from generics and the transition of the Respiratory portfolio to newer products. The new Respiratory products recorded combined sales of £54 million in the quarter, including Relvar Ellipta sales of £33 million.

Respiratory sales in the International region were flat at £424 million, with Emerging Markets up 1% and Japan up 6%. Sales in Canada declined 9%. In Emerging Markets, sales of Seretide were down 9% at £113 million, primarily reflecting the impact of the continued reshaping of the business in China, while Ventolin grew 4% to £49 million. In Japan, growth in sales of Relvar Ellipta of 46% to £22 million in the quarter more than offset the Adoair decline of 7%.

H1 2016 (£3,003 million; down 1%)
Respiratory sales in the six months were down 1% at £3,003 million, primarily reflecting a 16% decline in Seretide, and the continuing transition of the Respiratory portfolio to newer products. Growth in the new Respiratory products, which recorded combined sales of £419 million, including Relvar/Breo Ellipta sales of £257 million, offset most of the decline in Seretide/Advair. Flixotide/Flovent sales decreased 12% to £289 million and Ventolin sales grew 7% to £358 million.

In the US, Respiratory sales increased 4% to £1,447 million in the six months (16% volume growth and a 12% negative impact of price and mix). Growth of new Respiratory products more than offset the 12% decline in Advair (3% volume decline and a 9% negative impact of price and mix). Payer rebate adjustments related to prior quarters favourably impacted sales in the first six months. The new Ellipta products recorded combined sales of £237 million in the six months, including Breo Ellipta sales of £137 million, with Nucala, the newly launched treatment for severe asthma, reporting sales of £20 million. Established Respiratory assets included Ventolin sales, up 9% to £187 million, and Flovent sales, which declined 17% to £164 million. The Flovent sales decline was primarily due to pricing pressures in the ICS market and the impact of negative adjustments to payer rebates related to prior quarters. The net impact of adjustments to prior quarters for payer rebates across the Respiratory portfolio was broadly neutral to reported US sales.

European Respiratory sales were down 12% to £695 million, with Seretide sales down 25% to £439 million (19% volume decline and a 6% negative impact of price and mix), reflecting continued competition from generics and the transition of the Respiratory portfolio to newer products. The new Respiratory products recorded combined sales of £95 million in the six months, including Relvar Ellipta sales of £63 million.

Respiratory sales in the International region were flat at £861 million with Emerging Markets up 2% and Japan up 5%. Sales in Canada declined 11%. In Emerging Markets, sales of Seretide were down 8% at £224 million, primarily driven by a decline in China of 22%, while Ventolin grew 11% to £102 million. In Japan, growth in sales of Relvar Ellipta of 59% to £40 million more than offset the Adoair decline of 9%.

Cardiovascular, metabolic and urology

Q2 2016 (£236 million; down 5%)
Sales in the category were down 5% to £236 million. The Avodart franchise was down 14% to £178 million, primarily due to a 36% decline in the US following the launch of generic competition in Q4 2015, and supply disruption in Japan. Sales of Eperzan/Tanzeum were £29 million in the quarter, reflecting the progress of the product’s launch in the US. Prolia was divested at the end of 2015 and therefore no sales were recorded in Q2 2016, compared with £10 million in Q2 2015.

H1 2016 (£420 million; down 9%)
Sales in the category were down 9% to £420 million. The Avodart franchise was down 20% to £310 million, primarily due to a 60% decline in the US following the launch of generic competition in Q4 2015, and supply disruption in Japan. Sales of Eperzan/Tanzeum were £54 million, reflecting the progress of the product’s launch in the US. Prolia was divested at the end of 2015 and therefore no sales were recorded in H1 2016, compared with £19 million in H1 2015.

Immuno-inflammation

Q2 2016 (£78 million; up 27%)
Immuno-inflammation sales grew 27% to £78 million. This all relates to Benlysta sales. In the US, Benlysta sales were £71 million, up 29%.

H1 2016 (£143 million; up 15%)
Immuno-inflammation sales grew 15% to £143 million. This all relates to Benlysta sales. In the US, Benlysta sales were £130 million, up 25%.

Other pharmaceuticals

Q2 2016 (£517 million; down 11%)
Sales in other therapy areas decreased 11% to £517 million. Dermatology sales declined 20% to £88 million, adversely affected by supply constraints, while Augmentin sales declined 10% to £134 million. Sales of products for Rare diseases grew 1% to £105 million, including sales of Volibris, which were up 3%.

H1 2016 (£1,097 million; down 17%)
Sales in other therapy areas decreased 17% to £1,097 million. Dermatology sales declined 16% to £184 million, adversely affected by supply constraints, while Augmentin sales declined 5% to £273 million. Sales of products for Rare diseases declined 1% to £198 million, including sales of Volibris, which were up 3%.

Established products

Q2 2016 (£601 million; down 14%)
Established products turnover fell 14% to £601 million with sales in the US down 12% at £162 million. Lovaza sales fell 63% to £10 million.

Europe was down 6% to £122 million, with Serevent sales down 11% to £9 million.

International was down 18% to £317 million, with lower sales of Zeffix, down 17% to £27 million, and Seroxat/Paxil, down 20% to £36 million.

H1 2016 (£1,211 million; down 11%)
Established products turnover fell 11% to £1,211 million with sales in the US down 7% at £332 million. Lovaza sales fell 60% to £23 million.

Europe was down 6% to £248 million, with Serevent sales down 11% to £18 million.

International was down 15% to £631 million, with lower sales of Zeffix, down 22% to £55 million, and Seroxat/Paxil, down 16% to £69 million.

HIV

Q2 2016 (£865 million; up 44%)
HIV sales increased 44% to £865 million in the quarter, with the US up 52%, Europe up 39% and International up 22%. The growth in all three regions was driven by Triumeq and Tivicay.

The ongoing roll-out of both Triumeq and Tivicay resulted in sales of £409 million and £225 million, respectively, in the quarter. Epzicom/Kivexa sales declined 21% to £157 million and Selzentry sales declined 10% to £30 million. There were also continued declines in the mature portfolio, mainly driven by generic competition to both Combivir, down 44% to £5 million, and Lexiva, down 28% to £14 million.

H1 2016 (£1,594 million; up 50%)
HIV sales increased 50% to £1,594 million in the six months, with the US up 62%, Europe up 39% and International up 26%. The growth in all three regions was driven by Triumeq and Tivicay.

Triumeq and Tivicay sales were £737 million and £413 million, respectively. Epzicom/Kivexa sales declined 18% to £311 million, and Selzentry sales declined 7% to £60 million.

Vaccines

	Q2 2016		H1 2016

	£m	Growth CER%	£m	Reported growth CER%	Pro-forma growth CER%

US	258	(2)	520	5	2
Europe	325	11	664	28	22
International	377	20	658	15	11

Total	960	11	1,842	16	12

	Q2 2016		H1 2016

	£m	Growth CER%	£m	Reported growth CER%	Pro-forma growth CER%

Rotarix	108	(1)	217	4	4
Synflorix	137	66	228	58	58
Fluarix, FluLaval	17	>100	26	>100	>100
Bexsero	97	>100	159	>100	>100
Menveo	47	7	89	61	32
Boostrix	96	(7)	184	7	7
Infanrix, Pediarix	140	(30)	328	(16)	(16)
Hepatitis	130	2	266	(4)	(4)
Priorix, Priorix Tetra, Varilrix	79	42	142	20	20
Cervarix	17	(6)	34	(26)	(26)
Other	92	4	169	39	9

Total	960	11	1,842	16	12

Q2 2016 (£960 million; up 11%)
Vaccines sales grew 11% to £960 million with the US down 2%, Europe up 11% and International up 20%. Growth benefited from the phasing of tender sales of Synflorix in International, primarily Brazil, and market expansion in Africa and Asia, and improved supply later in the quarter of Bexsero in the US and Europe.

In the US, sales declined 2% to £258 million. Growth was impacted by an adverse movement in the CDC stockpile, some de-stocking following higher sales in Q1 2016 and an unfavourable comparison with the benefit to Q2 2015 of positive CDC stockpile movements for Infanrix/Pediarix, Boostrix, Rotarix and Engerix. These adverse impacts were partly offset by Bexsero share gains and improved supply for Bexsero and Menveo that benefited advance shipments ahead of the back-to-school season. Sales also benefited from share gains for Boostrix and Pediarix.

In Europe, sales grew 11% to £325 million. Growth was driven primarily by Bexsero sales in private market channels in several countries including Spain and Italy and improved supply. Sales growth was also helped by higher demand for Priorix/Priorix-Tetra/Varilrix, better supply of Hepatitis A vaccines and higher demand for Encepur in Germany. Growth was partly offset by lower sales of Infanrix/Pediarix and Boostrix due to the phasing of supply as well as increased competition for Infanrix/Pediarix in Germany, Italy and France.

In International, sales grew 20% to £377 million. Growth benefited from the earlier than expected phasing of Synflorix sales in Brazil and Pakistan, market expansion in Nigeria and Myanmar, strong private market demand in Vietnam as well as a tender award in Colombia. Rotarix sales were driven by higher demand in Brazil and favourable phasing in Saudi Arabia. The Priorix/Priorix-Tetra/Varilrix portfolio also grew due to favourable phasing in Saudi Arabia. Further growth was driven by higher uptake of Seasonal Flu vaccines in Australia and better Hepatitis A supply. This growth was partly offset by lower sales of Infanrix/Pediarix due to supply constraints and lower Hepatitis sales due to wholesaler destocking in China following the new private market distribution regulations.

H1 2016 (£1,842 million; up 16%)
Vaccines sales grew 16% on a reported basis and 12% pro-forma to £1,842 million. On a reported basis, the US was up 5%, Europe up 28% and International up 15%. Growth benefited from the phasing of a number of tenders in International together with the strong performance of Meningitis franchise particularly in the US and Europe partly offset by the unfavourable comparison with H1 2015 CDC stockpile movements in a number of products.

In the US, sales grew by 5% on a reported basis and 2% on a pro-forma basis to £520 million. Growth was driven by market and share growth in Bexsero, Boostrix and Pediarix as well as the phasing of Bexsero and Menveo purchases ahead of the back-to-school season as supply improved towards the end of H1. Growth was offset by some pricing pressures and an unfavourable comparison with the benefit to H1 2015 CDC of stockpile movements of Infanrix/Pediarix, Boostrix, Rotarix and Engerix.

In Europe, sales grew 28% on a reported basis and 22% on a pro-forma basis to £664 million. Growth was driven primarily by the Meningitis portfolio. Bexsero sales grew in private market channels in several countries including Spain, Italy and Germany and in the UK following its inclusion in the NHS immunisation programme. Menveo growth was driven primarily by tender awards in Italy. Boostrix sales grew strongly, driven by demand in Germany and a tender award in Poland. Sales were also up in Germany driven by better supply of Hepatitis A vaccines and higher demand for Encepur, Priorix/Priorix-Tetra/Varilrix and Rabipur. Growth was partly offset by lower sales of Infanrix/Pediarix due to phasing of supply as well as increased competition for Infanrix/Pediarix in Italy, France and Germany.

In International, sales grew 15% on a reported basis and 11% on a pro-forma basis to £658 million. Growth benefited from the earlier than expected phasing of Synflorix sales in Brazil and Pakistan, market expansion in Nigeria and Myanmar and strong private market demand in India and Vietnam. Rotarix sales were driven by higher demand in Brazil and favourable phasing in Saudi Arabia. The Priorix/Priorix-Tetra/Varilrix portfolio grew due to favourable phasing in Saudi Arabia. Further growth was driven by higher uptake of Seasonal Flu vaccine in Australia and strong demand for Rabipur in India. This growth was partly offset by lower sales of Infanrix/ Pediarix due to supply constraints, lower Hepatitis vaccines sales due to wholesaler destocking in China following the new private market distribution regulations and lower demand for Cervarix.

Consumer Healthcare

Turnover	Q2 2016		H1 2016

	£m	Growth CER%	£m	Reported growth CER%	Pro-forma growth CER%

US	429	9	869	17	8
Europe	504	1	1,048	20	3
International	757	9	1,534	13	6

Total	1,690	7	3,451	16	6

Turnover	Q2 2016		H1 2016

	£m	Growth CER%	£m	Reported growth CER%	Pro-forma growth CER%

Wellness	845	8	1,770	29	8
Oral health	539	10	1,059	8	8
Nutrition	161	(5)	337	(4)	(6)
Skin health	145	(1)	285	7	(4)

Total	1,690	7	3,451	16	6

Q2 2016 (£1,690 million; up 7%)
The Consumer Healthcare business represents the Consumer Healthcare Joint Venture with Novartis together with the GSK Consumer Healthcare listed businesses in India and Nigeria, which are excluded from the Joint Venture.

Sales grew 7% to £1,690 million with 3% price and 4% volume growth, driven by the power brands and most notably Sensodyne, Denture care, Voltaren and Otrivin. On a regional basis, International growth accelerated to 9% in the quarter, together with continued strong growth in the US. Sales from new GSK innovations (product introductions within the last three years on a rolling basis) represented approximately 14% of sales. Notable launches within the quarter included Horlicks Immunity Nutrients and Sensodyne Whitening in India.

US sales grew 9% to £429 million, driven by Sensodyne, which was up 25% as a result of the continued momentum of recent launches, particularly Repair & Protect and True-White, and distribution gains for Pronamel. Flonase OTC continued to grow well despite the introduction of private label and branded competition, partly helped by new formats which launched in Q1 2016. Excedrin also benefited from the launch of the gel-tab format. In addition, Theraflu saw a late season improvement in sales. These strong performances were slightly offset by Tums.

Sales in Europe grew 1% to £504 million. Growth in Q2 was impacted by the expected phasing of sales due to systems integration projects. From a consumption perspective, many of the power and core brands continued to grow faster than the market, with Voltaren and Sensodyne performing particularly strongly. Oral health sales grew in mid single-digits with strong performances in Sensodyne and Gum health offset by a decline in Aquafresh due to increased competitive pressures in Family oral health.

International sales of £757 million grew 9%, with strong performances delivered in Oral health and Wellness. Oral health registered 12% growth, driven by Sensodyne True White launches and continued condition awareness campaigns and format extensions. Wellness benefited from strong consumption gains for Voltaren. On a geographic basis, strong performances were delivered in many priority markets, most notably Russia and China. Russia delivered strong double-digit growth as a result of price increases, market share gains and de-stocking in the comparable quarter last year.

China delivered strong growth in Voltaren, as a result of distribution expansion into new cities, and Sensodyne due to growth within the e-commerce channel. This was partly offset by the impact of the restructuring of activity in Venezuela at the end of 2015 and the effective cessation of trade which impacted both the Skin health and Nutrition categories. In India, Horlicks sales were impacted by slower growth in the category which is experiencing increasing competition from adjacent categories. This was partly offset by a very strong quarter for Sensodyne with the launch of Sensodyne Whitening and new marketing campaigns.

H1 2016 (£3,451 million; up 16%)
Reported sales grew 16% to £3,451 million, benefiting significantly from the inclusion of sales of the former Novartis products for two months of the period. Pro-forma growth was 6% of which price contributed 2%, whilst volume accounted for 4%. Strong performances were delivered by power brands within the Oral health and Wellness categories and across all regions. Sales from innovations within the last three years represented approximately 15% of sales, higher than in previous years primarily due to the performance of Flonase, which was switched to OTC in Q1 2015. Other notable launches this year included Sensodyne True White in the US, Physiogel Calming Relief Face Care in Asia and Fenbid 400mg in China.

US sales grew 17% on a reported basis to £869 million, with pro-forma growth of 8%. Growth was driven particularly by Flonase OTC due to new formats and despite increased competition from other branded products and private label competition. In addition, Sensodyne performed very strongly, continuing to benefit from the launch last year of Repair and Protect and the Q1 launch of True White, together with distribution gains for Pronamel. Excedrin performed strongly, mainly due to the gel-tab launch and new digital campaigns, and Theraflu delivered strong growth due to the new warming syrups format and price increases.

Sales in Europe grew 20% on a reported basis to £1,048 million and were up 3% on a pro-forma basis. The Wellness category was the major driver of growth, with Voltaren continuing to deliver double the market consumption growth, driven largely by the 12-hour variant which recorded strong growth across the region. In addition Otrivin performed well with strong growth delivered in Italy and Central & Eastern Europe. Oral health sales grew in mid single-digits, with strong growth in Sensodyne and Gum health partly offset by a decline in Aquafresh due to increased competitive pressures in family oral health. At a market level, sales growth was predominantly driven by Germany, France and Italy, partly offset by a double-digit decline within CIS due to the impact on consumer spending of the weaker economic environment.

International sales of £1,534 million grew 13% on a reported basis with pro-forma growth of 6%. Growth during the half-year was delivered in many of the priority markets, predominantly within the power brands across the Oral health and Wellness categories. This was partly offset by the impact of the restructuring of activity in Venezuela at the end of 2015 and the effective cessation of trade, which affected both the Skin health and Nutrition categories. At a market level, India grew in low single-digits as Horlicks was impacted by slower category growth and competition from adjacent categories and Crocin was subject to price controls. However this was partly offset by double-digit performances on Sensodyne which achieved a new market share high and Eno, driven by a new product launch and accompanying media campaigns. Strong double-digit performances were also delivered in Brazil as a result of price increases within Wellness and new product launches within Oral health and in Russia driven by price increases and market share gains within Sensodyne.

New Pharmaceutical and Vaccine products

Turnover	Q2 2016		H1 2016

	£m	Growth CER%	£m	Growth CER%

Pharmaceuticals

Respiratory
Relvar/Breo Ellipta	146	>100	257	>100
Anoro Ellipta	46	>100	79	>100
Arnuity Ellipta	3	>100	6	>100
Incruse Ellipta	28	>100	50	>100
Nucala	20	>100	27	>100

CVMU
Eperzan/Tanzeum	29	>100	54	>100

HIV
Tivicay	225	43	413	51
Triumeq	409	>100	737	>100

	906	>100	1,623	>100

Vaccines

Bexsero	97	>100	159	>100
Menveo	47	7	89	61

	144	88	248	>100

Total	1,050	>100	1,871	>100

In 2015, GSK identified a series of New Pharmaceutical and Vaccine products that were expected to deliver at least £6 billion of revenues per annum on a CER basis by 2020. Those products, plus current clinical pipeline asset, Shingrix, are as set out above. Sales of the New Pharmaceutical and Vaccine products are now expected to reach £6 billion of revenues per annum on a CER basis up to two years earlier (2018).

Q2 2016
Sales of New Pharmaceutical and Vaccine products were £1,050 million, grew £604 million in Sterling terms and represented approximately 22% of Pharmaceuticals and Vaccines turnover in the quarter.

H1 2016
Sales of New Pharmaceutical and Vaccine products were £1,871 million, grew £1,156 million in Sterling terms and represented approximately 20% of Pharmaceuticals and Vaccines turnover in the half year.

Research and development

GSK remains focused on delivering an improved return on its investment in R&D. Sales contribution, reduced attrition and cost reduction are all important drivers of an improving internal rate of return. R&D expenditure is not determined as a percentage of sales but instead capital is allocated using strict returns-based criteria depending on the pipeline opportunities available.

The operations of Pharmaceuticals R&D are broadly split into Discovery activities (up to the completion of Phase IIa trials) and Development work (from Phase IIb onwards) each supported by specific and common infrastructure and other shared services where appropriate. R&D expenditure for Q2 2016 is analysed below.

	Q2 2016 £m	H1 2016 £m	H1 2015 £m

Discovery	193	381	387
Development	290	549	567
Facilities and central support functions	122	250	199

Pharmaceuticals R&D	605	1,180	1,153
Vaccines	140	279	248
Consumer Healthcare	55	116	119

Core R&D	800	1,575	1,520
Amortisation and impairment of intangible assets	10	20	48
Major restructuring costs	73	100	87
Other items	5	8	24

Total R&D	888	1,703	1,679

R&D pipeline

At a presentation to investors in New York on 3 November 2015, GSK described a deep portfolio of innovation, focussed across six core areas of scientific research and development: HIV & Infectious diseases, Respiratory, Vaccines, Immuno-Inflammation, Oncology and Rare Diseases. Around 40 new potential medicines and vaccines were profiled, supporting the Group’s outlook for growth in the period 2016-2020 and the significant opportunity the Group has to create value beyond 2020.

HIV and infectious diseases - including new options for long-term control and prevention of HIV and opportunities designed to cure or induce long-term remission in both Hepatitis B and C
News since Q1 2016:
●	FDA approval to lower the weight limit for dolutegravir in children and adolescents living with HIV (10 June);
●

Regulus announced FDA clinical hold for RG-101 which is in development with 2878175 for hepatitis C. The ongoing combination study will complete as patients had already been dosed with RG-101 (27 June);

●	Announced presentation of data from the ARIA study at the International AIDS Conference demonstrating efficacy of Triumeq for treatment-naive women living with HIV (18 July).

Respiratory - including the next generation of respiratory medicines beyond inhaled treatments
News since Q1 2016:
●	Announced acceleration of filing of US NDA for Closed Triple COPD (FF/UMEC/VI in one Ellipta device) by end 2016, rather than H1 2018 as previously expected (2 June);
●	Announced headline data from the FULFIL study demonstrating superiority of Closed Triple (FF/UMEC/VI in one Ellipta device) over Symbicort in patients with COPD (20 June);
●	Data reported in-house which support progression of danirixin as a potential new oral maintenance treatment for COPD into Phase IIb development.

Vaccines - including a novel maternal immunisation platform for vaccines.

Immuno-inflammation - a portfolio of new antibodies & novel orals for inflammatory diseases including rheumatoid arthritis, Sjögren’s syndrome, osteoarthritis and inflammatory bowel disease
News since Q1 2016:
●	Phase I data in-house for RIP1 kinase inhibitor (2982772) in healthy subjects, supporting start of proof of concept studies in psoriasis, rheumatoid arthritis & ulcerative colitis in H2 2016 (5 May);
●	Announced presentation at EULAR conference of data from BLISS-SC study of Benlysta subcutaneous formulation in lupus (8 June);
●	Announced presentation at EULAR conference of data from SIRROUND-D study of sirukumab in rheumatoid arthritis (8 June);
●	Phase I data in-house for OSM mAb (2330811) in healthy subjects, supporting start of proof of concept study in systemic sclerosis in H1 2017 (16 June).

Oncology - leading-edge molecules in the field of epigenetics and immuno-oncology for the treatment of cancer
News since Q1 2016:
●	Announced start of Phase I oncology study of 3359609 ICOS agonist antibody (30 June);
●	Adaptimmune announced that they received EU Orphan Drug Designation for the affinity enhanced T-cell therapy targeting NY-ESO in soft tissue sarcoma (26 July).

Rare diseases - breakthrough cell and gene therapies for treatment of rare diseases
News since Q1 2016:
●	Announced publication in BLOOD of long-term safety and efficacy of Strimvelis in children with ADA-SCID (25 May);
●	Ionis announced GSK’s decision not to initiate the CARDIO-TTR study for IONIS-TTRRx (2998728) at this time. Options will be considered when data from ongoing studies are available (26 May);
●	Announced EU approval of Strimvelis to treat patients with ADA-SCID (27 May).

Pipeline news flow since Q1 2016 for other assets not profiled at the Investor event:
●	Announced CHMP positive opinion for chlorhexidine gel to prevent umbilical cord infections in newborn infants in developing countries (29 April);
●	Announced presentation of data at ESPID conference for Bexsero with reduced 3 dose schedule (2 primary + 1 booster) in infants and children (13 May);
●	Announced presentation of new data from the SUMMIT COPD study at ATS conference showing improvements in exacerbations and similar rates of pneumonia with Breo/Relvar compared to placebo (18 May);
●	Announced that data from Salford Lung Study demonstrated that COPD patients treated with Relvar achieved superior reduction in exacerbations compared with usual care (24 May);
●	Valneva announced its Pseudomonas candidate vaccine (on which GSK has an option) did not confirm positive vaccine effect in Phase II/III trial (2 June);
●	Phase IIa data in-house for belimumab in recipients of kidney transplants supporting progression to further development (9 June);
●	Announced agreement with Janssen Sciences Ireland UK (Janssen) to in-license an anti-IL33R monoclonal antibody in Phase I clinical development for severe asthma (27 July).

Listed below are the ~40 pipeline assets profiled at our R&D event in November 2015 which are in active clinical development and/or other assets acquired since the R&D event.

Respiratory		Phase
3772847A (IL33R mAb)	Severe asthma	Ph I
3008348 (Alpha V beta 6 integrin antagonist)	Idiopathic pulmonary fibrosis	Ph I
2862277 (TNFR1 dAb)	Acute lung injury	Ph II
danirixin (CXCR2 antagonist)	COPD	Ph II
2269557 (PI3 kinase delta inhibitor)	COPD & asthma	Ph II
2245035 (TLR7 agonist)	Asthma	Ph II
Nucala (mepolizumab)	COPD	Ph III
	Nasal polyposis	Ph II
	Hypereosinophilic syndrome	Ph II
FF+UMEC+VI (Closed Triple)	COPD	Ph III
	Asthma	Ph II
HIV/Infectious diseases		Phase
3389404 (HBV LICA antisense oligonucleotide)1	Hepatitis B	Ph I
3228836 (HBV antisense oligonucleotide)1	Hepatitis B	Ph I
dolutegravir + lamivudine	HIV infections	Ph II
2878175 + RG-101 (NS5B inhibitor + anti-Mir122 antisense oligonucleotide)	Hepatitis C	Ph II
3532795 (HIV maturation inhibitor)	HIV infections	Ph II
cabotegravir + rilpivirine (Integrase inhibitor + NNRTI, both long-acting parenteral formulations)	HIV infections	Ph II
cabotegravir (long-acting integrase inhibitor)	HIV pre-exposure prophylaxis	Ph II
gepotidacin (Type 2 topoisomerase inhibitor)	Bacterial infections	Ph II
fostemsavir (3684934) (HIV attachment inhibitor)	HIV infections	Ph III
dolutegravir + rilpivirine (Integrase inhibitor + NNRTI)	HIV infections - two drug maintenance regimen	Ph III
Immuno-inflammation		Phase
2982772 (RIP1 kinase inhibitor)	Rheumatoid arthritis, Psoriasis, Ulcerative colitis	Ph I
2618960 (IL7 receptor mAb)	Sjögren’s syndrome	Ph I
3050002 (CCL20 mAb)	Psoriatic arthritis	Ph I
2831781 (LAG3 mAb)	Autoimmune diseases	Ph I
2330811 (OSM mAb)	Systemic sclerosis	Ph I
3196165 (GM-CSF mAb)	Rheumatoid arthritis and hand osteoarthritis	Ph II
Benlysta + Rituxan (BLyS mAb, s.c. + CD20 mAb)	Sjögren’s syndrome	Ph II
Benlysta (BLyS mAb, s.c.)	Systemic lupus erythematosus	Ph III
sirukumab (IL6 human mAb)	Rheumatoid arthritis and giant cell arteritis	Ph III
Oncology		Phase
3359609 (ICOS agonist mAb)	Solid tumours and haematological malignancies	Ph I
525762 (BET inhibitor)	Solid tumours and haematological malignancies	Ph I
2879552 (LSD1 inhibitor)	Acute myeloid leukaemia and small cell lung cancer	Ph I
3174998 (OX40 agonist mAb)	Solid tumours and haematological malignancies	Ph I
3377794 (NY-ESO-1 T-cell receptor)2	Sarcoma, multiple myeloma, non-small cell lung cancer, melanoma and ovarian cancer	Ph II
tarextumab (Notch 2/3 mAb)3	Small cell lung cancer	Ph II
Vaccines		Phase
RSV	Respiratory syncytial virus prophylaxis	Ph I
RSV	Respiratory syncytial virus prophylaxis (maternal immunisation)	Ph II
Group B Streptococcus	Group B streptococcus prophylaxis (maternal immunisation)	Ph II
Men ABCWY	Meningococcal A,B,C,W,Y disease prophylaxis in adolescents	Ph II
COPD	Reduction of COPD exacerbations associated with non-typeable Haemophilus influenzae and Moraxella catarrhalis	Ph II
Shingrix (Zoster vaccine)	Shingles prophylaxis	Ph III
Rare diseases		Phase
2696277 (ex-vivo stem cell gene therapy)4	Beta thalassemia	Ph I
2398852 + 2315698 (SAP mAb + SAP depleter)	Amyloidosis	Ph II
2696274 (ex-vivo stem cell gene therapy)	Metachromatic leukodystrophy	Ph II
2696275 (ex-vivo stem cell gene therapy)	Wiscott-Aldrich syndrome	Ph II
Strimvelis (ex-vivo stem cell gene therapy)	Adenosine deaminase severe combined immune deficiency (ADA-SCID)	EU: Approved May 2016 US: Ph II/III
2998728 (TTR production inhibitor)1	Transthyretin amyloidosis	Ph III
mepolizumab (IL5 mAb)	Eosinophilic granulomatosis with polyangiitis	Ph III
Other pharmaceuticals
daprodustat (1278863) (Prolyl hydroxylase inhibitor)	Wound healing	Ph I
daprodustat (1278863) (Prolyl hydroxylase inhibitor)	Anaemia associated with chronic renal disease	Ph II

1	Option-based alliance with Ionis Pharmaceuticals
2	Option-based alliance with Adaptimmune Ltd.
3	Option-based alliance with OncoMed Pharmaceuticals
4	Option-based alliance with Telethon and Ospedale San Raffaele

The full version of the GSK product development pipeline chart with all clinical assets in Phase I to Phase III can be found at: https://gsk.com/media/1017505/product-pipeline-march-2016.pdf

Definitions

Core results
Total reported results represent the Group’s overall performance. However, these results can contain material unusual or non-operational items that may obscure the key trends and factors determining the Group’s operational performance. As a result, GSK also reports core results.

Core results exclude the following items from total results: amortisation and impairment of intangible assets (excluding computer software) and goodwill; major restructuring costs, including those costs following material acquisitions; legal charges (net of insurance recoveries) and expenses on the settlement of litigation and government investigations, transaction-related accounting adjustments for significant acquisitions, and other items, including disposals of associates, products and businesses and other operating income other than royalty income, together with the tax effects of all of these items. These items are excluded from core results either because their impact can be significant and volatile or because their exclusion improves comparabilities and consistency of reporting with the majority of our peer companies.

Core results reporting is utilised as one of the bases for internal performance reporting alongside total results, cash flow generation and a number other metrics. Core results are presented and discussed in this Results Announcement as GSK believes that core results are more representative of the performance of the Group’s operations and allow the key trends and factors driving that performance to be more easily and clearly identified by shareholders. The definition of core results, as set out above, also aligns the Group’s results more closely with the majority of our peer companies and how they report earnings.

Reconciliations between total and core results, as set out on pages 11 and 57 to 60, including detailed breakdowns of the key non-core items, are provided to shareholders to ensure greater visibility and transparency as they assess the Group’s performance.

CER growth
In order to illustrate underlying performance, it is the Group’s practice to discuss its results in terms of constant exchange rate (CER) growth. This represents growth calculated as if the exchange rates used to determine the results of overseas companies in Sterling had remained unchanged from those used in the comparative period. All commentaries are presented in terms of CER growth, unless otherwise stated.

Pro-forma growth rates
The Novartis transaction completed on 2 March 2015 and so GSK’s reported results include the results of the former Novartis Vaccines and Consumer Healthcare businesses and exclude the results of the former GSK Oncology business, both from 2 March 2015. For the Vaccines and Consumer Healthcare segments, pro-forma growth rates are calculated comparing reported turnover and core operating profits for H1 2016 with the turnover and operating profit for H1 2015 adjusted to include the two months of sales of the former Novartis Vaccines and Consumer Healthcare products, respectively. For the Pharmaceuticals segment, the turnover and operating profit for H1 2015 is adjusted to exclude the two months of sales of the former GSK Oncology business for January and February 2015.

Reconciliations between reported growth rates and pro-forma growth rates are presented on pages 61 and 62.

Free cash flow
Free cash flow is the net cash inflow from operating activities less capital expenditure, interest and dividends paid to non-controlling interests plus proceeds from the sale of property, plant and equipment and dividends received from joint ventures and associated undertakings. It is used by management for planning and reporting purposes and in discussions with and presentations to investment analysts and rating agencies. Free cash flow growth is calculated on a reported basis. A reconciliation of free cash flow to net cash inflow from operations is presented on page 56.

Adjusted free cash flow
Adjusted free cash flow excludes payments made to settle legal disputes. Such payments could fluctuate significantly between reporting periods and removing them allows the trends in free cash flow to be more easily identified by shareholders.

Free cash flow conversion
Free cash flow conversion is free cash flow as a percentage of earnings excluding after-tax legal charges and legal settlements.

Adjusted net cash inflow from operating activities
Adjusted net cash inflow from operating activities excludes payments made to settle legal disputes. Such payments could fluctuate significantly between reporting periods and removing them allows the trends in net cash inflow from operating activities to be more easily identified by shareholders.

Working capital conversion cycle
The working capital conversion cycle is calculated as the number of days sales outstanding plus days inventory outstanding, less days purchases outstanding.

Brand names and partner acknowledgements Brand names appearing in italics throughout this document are trademarks of GSK or associated companies or used under licence by the Group.

Outlook assumptions and cautionary statements

Assumptions related to 2016 guidance and 2016-2020 outlook
In outlining the expectations for 2016 and the five-year period 2016-2020, the Group has made certain assumptions about the healthcare sector, the different markets in which the Group operates and the delivery of revenues and financial benefits from its current portfolio, pipeline and restructuring programmes.

For the Group specifically, over the period to 2020 GSK expects further declines in sales of Seretide/Advair. The introduction of a generic alternative to Advair in the US has been factored into the Group’s assessment of its future performance. The Group assumes no premature loss of exclusivity for other key products over the period. The Group’s expectation of at least £6 billion of revenues per annum on a CER basis by 2020 from products launched in the last three years includes contributions from the current pipeline asset Shingrix. This target is now expected to be met up to two years earlier. The Group also expects volume demand for its products to increase, particularly in Emerging Markets.

The assumptions for the Group’s revenue and earnings expectations assume no material interruptions to supply of the Group’s products and no material mergers, acquisitions, disposals, litigation costs or share repurchases for the Company; and no change in the Group’s shareholdings in ViiV Healthcare or Consumer Healthcare. They also assume no material changes in the macro-economic and healthcare environment.

The Group’s expectations assume successful delivery of the Group’s integration and restructuring plans over the period 2016-2020. Material costs for investment in new product launches and R&D have been factored into the expectations given. The expectations are given on a constant currency basis and assume no material change to the Group’s effective tax rate.

Assumptions and cautionary statement regarding forward-looking statements
The Group’s management believes that the assumptions outlined above are reasonable, and that the aspirational targets described in this report are achievable based on those assumptions. However, given the longer term nature of these expectations and targets, they are subject to greater uncertainty, including potential material impacts if the above assumptions are not realised, and other material impacts related to foreign exchange fluctuations, macro-economic activity, changes in regulation, government actions or intellectual property protection, actions by our competitors, and other risks inherent to the industries in which we operate.

This document contains statements that are, or may be deemed to be, “forward-looking statements”. Forward-looking statements give the Group’s current expectations or forecasts of future events. An investor can identify these statements by the fact that they do not relate strictly to historical or current facts. They use words such as ‘anticipate’, ‘estimate’, ‘expect’, ‘intend’, ‘will’, ‘project’, ‘plan’, ‘believe’, ‘target’ and other words and terms of similar meaning in connection with any discussion of future operating or financial performance. In particular, these include statements relating to future actions, prospective products or product approvals, future performance or results of current and anticipated products, sales efforts, expenses, the outcome of contingencies such as legal proceedings, and financial results. Other than in accordance with its legal or regulatory obligations (including under the UK Listing Rules and the Disclosure and Transparency Rules of the Financial Conduct Authority), the Group undertakes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise. The reader should, however, consult any additional disclosures that the Group may make in any documents which it publishes and/or files with the SEC. All readers, wherever located, should take note of these disclosures. Accordingly, no assurance can be given that any particular expectation will be met and investors are cautioned not to place undue reliance on the forward-looking statements.

Forward-looking statements are subject to assumptions, inherent risks and uncertainties, many of which relate to factors that are beyond the Group’s control or precise estimate. The Group cautions investors that a number of important factors, including those in this document, could cause actual results to differ materially from those expressed or implied in any forward-looking statement. Such factors include, but are not limited to, those discussed under Item 3.D ‘Risk factors’ in the Group’s Annual Report on Form 20-F for 2015 and those discussed in Part 2 of the Circular to Shareholders and Notice of General Meeting furnished to the SEC on Form 6-K on 24 November 2014. Any forward looking statements made by or on behalf of the Group speak only as of the date they are made and are based upon the knowledge and information available to the Directors on the date of this report.

Cautionary statement regarding unaudited pro-forma financial information
The unaudited pro-forma financial information in this release has been prepared to illustrate the effect of (i) the disposal of the Oncology business, (ii) the Consumer Healthcare Joint Venture (i.e. the acquisition of the Novartis OTC Business), and (iii) the acquisition of the Vaccines business (which excludes the Novartis influenza vaccines business) on the results of the Group as if they had taken place as at 1 January 2015.

The unaudited pro-forma financial information has been prepared for illustrative purposes only and, by its nature, addresses a hypothetical situation and, therefore, does not represent the Group’s actual financial position or results. The unaudited pro-forma financial information does not purport to represent what the Group’s financial position actually would have been if the disposal of the Oncology business, the Consumer Healthcare Joint Venture and the Vaccines acquisition had been completed on the dates indicated; nor does it purport to represent the financial condition at any future date. In addition to the matters noted above, the unaudited pro-forma financial information does not reflect the effect of anticipated synergies and efficiencies associated with the Oncology disposal, the Consumer Healthcare Joint Venture and the Vaccines acquisition.

The unaudited pro-forma financial information does not constitute financial statements within the meaning of Section 434 of the Companies Act 2006. The unaudited pro-forma financial information in this release should be read in conjunction with the financial statements included in (i) the Group’s Q2 2016 results announcement dated 27 July 2016 and furnished to the SEC on Form 6-K, (ii) the Group’s Annual Report on Form 20-F for 2015 and (iii) the Circular to Shareholders and Notice of General Meeting furnished to the SEC on Form 6-K on 24 November 2014.

Contacts

GSK – one of the world’s leading research-based pharmaceutical and healthcare companies – is committed to improving the quality of human life by enabling people to do more, feel better and live longer. For further information please visit www.gsk.com.

GSK enquiries:
UK Media enquiries:	David Mawdsley	+44 (0) 20 8047 5502	(London)
	Simon Steel	+44 (0) 20 8047 5502	(London)

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	Sarah Spencer	+1 215 751 3335	(Philadelphia)
	Jenni Ligday	+1 202 715 1049	(Washington)

Analyst/Investor enquiries:	Ziba Shamsi	+44 (0) 20 8047 5543	(London)
	Tom Curry	+1 215 751 5419	(Philadelphia)
	Gary Davies	+44 (0) 20 8047 5503	(London)
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	Jeff McLaughlin	+1 215 751 7002	(Philadelphia)

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Registered Office: 980 Great West Road Brentford, Middlesex TW8 9GS

Financial information

Income statements

	Q2 2016 £m	Q2 2015 £m	H1 2016 £m	H1 2015 £m

TURNOVER	6,532	5,888	12,761	11,510

Cost of sales	(2,124)	(2,005)	(4,257)	(4,108)

Gross profit	4,408	3,883	8,504	7,402

Selling, general and administration	(2,174)	(2,541)	(4,363)	(4,766)
Research and development	(888)	(812)	(1,703)	(1,679)
Royalty income	83	62	174	139
Other operating income/(expense)	(1,580)	(257)	(2,040)	8,455

OPERATING (LOSS)/PROFIT	(151)	335	572	9,551

Finance income	18	12	36	44
Finance expense	(183)	(194)	(364)	(385)
Profit on disposal of associates	-	1	-	844
Share of after tax (losses)/profits of associates and joint ventures	(2)	(2)	(2)	21

(LOSS)/PROFIT BEFORE TAXATION	(318)	152	242	10,075

Taxation	(174)	(37)	(382)	(1,922)
Tax rate %	(54.7)%	24.3%	>100%	19.1%

LOSS AFTER TAXATION FOR THE PERIOD	(492)	115	(140)	8,153

(Loss)/profit attributable to non-controlling interests	(57)	(34)	13	(85)
(Loss)/profit attributable to shareholders	(435)	149	(153)	8,238

	(492)	115	(140)	8,153

(LOSS)/EARNINGS PER SHARE	(9.0)p	3.1p	(3.2)p	170.7p

Diluted (loss)/earnings per share	(9.0)p	3.1p	(3.2)p	169.2p

Statement of comprehensive income

	Q2 2016 £m	Q2 2015 £m

(Loss)/profit for the period	(492)	115

Items that may be reclassified subsequently to income statement:
Exchange movements on overseas net assets and net investment hedges	239	(69)
Fair value movements on available-for-sale investments	230	(39)
Reclassification of fair value movements on available-for-sale investments	(133)	(10)
Deferred tax on fair value movements on available-for-sale investments	(28)	(11)
Deferred tax reversed on reclassification of available-for-sale investments	42	1
Fair value movements on cash flow hedges	9	(6)
Deferred tax on fair value movements on cash flow hedges	(1)	1
Reclassification of cash flow hedges to income statement	(4)	7
Share of other comprehensive income of associates and joint ventures	2	-

	356	(126)

Items that will not be reclassified to income statement:
Exchange movements on overseas net assets of non-controlling interests	288	(26)
Re-measurement (losses)/gains on defined benefit plans	(219)	534
Deferred tax on re-measurement of defined benefit plans	50	(145)

	119	363

Other comprehensive income for the period	475	237

Total comprehensive (expense)/income for the period	(17)	352

Total comprehensive (expense)/income for the period attributable to:
Shareholders	(248)	412
Non-controlling interests	231	(60)

	(17)	352

Statement of comprehensive income

	H1 2016 £m	H1 2015 £m

(Loss)/profit for the period	(140)	8,153

Items that may be reclassified subsequently to income statement:
Exchange movements on overseas net assets and net investment hedges	922	(401)
Fair value movements on available-for-sale investments	159	202
Reclassification of fair value movements on available-for-sale investments	(135)	(272)
Deferred tax on fair value movements on available-for-sale investments	15	(35)
Deferred tax reversed on reclassification of available-for-sale investments	44	3
Fair value movements on cash flow hedges	9	(12)
Deferred tax on fair value movements on cash flow hedges	(2)	2
Reclassification of cash flow hedges to income statement	(6)	10
Share of other comprehensive income/(expense) of associates and joint ventures	2	(77)

	1,008	(580)

Items that will not be reclassified to income statement:
Exchange movements on overseas net assets of non-controlling interests	431	(6)
Re-measurement (losses)/gains on defined benefit plans	(756)	206
Deferred tax on re-measurement of defined benefit plans	184	(70)

	(141)	130

Other comprehensive income/(expense) for the period	867	(450)

Total comprehensive income for the period	727	7,703

Total comprehensive income/(expense) for the period attributable to:
Shareholders	283	7,794
Non-controlling interests	444	(91)

	727	7,703

Pharmaceuticals turnover – three months ended 30 June 2016

	Total		US		Europe		International

	£m	Growth CER%	£m	Growth CER%	£m	Growth CER%	£m	Growth CER%

Respiratory	1,585	-	814	6	347	(11)	424	-
Anoro Ellipta	46	>100	31	>100	9	>100	6	>100
Arnuity Ellipta	3	>100	3	>100	-	-	-	-
Avamys/Veramyst	65	2	6	(14)	22	(9)	37	13
Flixotide/Flovent	136	(20)	75	(32)	22	(14)	39	8
Incruse Ellipta	28	>100	21	>100	6	>100	1	>100
Nucala	20	>100	14	-	6	>100	-	-
Relvar/Breo Ellipta	146	>100	80	>100	33	63	33	93
Seretide/Advair	900	(13)	487	(7)	213	(25)	200	(11)
Ventolin	179	6	95	9	30	4	54	2
Other	62	(8)	2	-	6	22	54	(14)

Cardiovascular, metabolic and urology (CVMU)	236	(5)	101	(8)	78	11	57	(16)
Avodart	178	(14)	46	(36)	77	8	55	(13)
Eperzan/Tanzeum	29	>100	28	>100	1	>100	-	-
Other	29	(7)	27	(4)	-	-	2	-

Immuno-inflammation	78	27	71	29	5	67	2	<100
Benlysta	78	27	71	29	5	67	2	<100

Other pharmaceuticals	517	(11)	19	(72)	135	(7)	363	(3)
Dermatology	88	(20)	(1)	(100)	33	(6)	56	(15)
Augmentin	134	(10)	-	(75)	38	(5)	96	(12)
Other anti-bacterials	42	(2)	-	(50)	11	(17)	31	7
Rare diseases	105	1	12	(9)	33	3	60	2
Oncology	37	84	-	-	-	-	37	59
Other	111	(33)	8	(85)	20	(22)	83	(16)

Established products	601	(14)	162	(12)	122	(6)	317	(18)
Coreg	30	(3)	30	(3)	-	-	-	-
Hepsera	16	(17)	-	-	-	-	16	(17)
Imigran/Imitrex	36	(26)	17	(41)	14	(8)	5	-
Lamictal	151	7	78	7	25	4	48	7
Lovaza	10	(63)	10	(63)	-	-	-	-
Requip	30	17	5	>100	8	-	17	6
Serevent	22	(12)	10	(9)	9	(11)	3	(25)
Seroxat/Paxil	47	-	-	-	11	11	36	(20)
Valtrex	30	(43)	4	(33)	6	(29)	20	(48)
Zeffix	28	(19)	-	(100)	1	-	27	(17)
Other	201	(19)	8	(40)	48	(10)	145	(21)

	3,017	(5)	1,167	(1)	687	(7)	1,163	(9)

HIV	865	44	510	52	256	39	99	22
Combivir	5	(44)	2	(62)	1	(37)	2	(37)
Epzicom/Kivexa	157	(21)	56	(22)	69	(19)	32	(20)
Lexiva/Telzir	14	(28)	7	(31)	2	(42)	5	(13)
Selzentry	30	(10)	15	(6)	11	(21)	4	21
Tivicay	225	43	149	45	55	40	21	45
Triumeq	409	>100	271	>100	107	>100	31	>100
Trizivir	4	(43)	1	(53)	2	(36)	1	(48)
Other	21	44	9	(11)	9	>100	3	47

Pharmaceuticals	3,882	2	1,677	11	943	2	1,262	(7)

Vaccines turnover – three months ended 30 June 2016

	Total		US		Europe		International

	£m	Growth CER%	£m	Growth CER%	£m	Growth CER%	£m	Growth CER%

Rotarix	108	(1)	18	(47)	17	13	73	20
Synflorix	137	66	-	-	11	25	126	71
Fluarix, FluLaval	17	>100	(1)	(75)	-	-	18	64
Bexsero	97	>100	31	>100	60	>100	6	25
Menveo	47	7	34	24	5	(43)	8	-
Boostrix	96	(7)	55	(2)	28	(16)	13	(8)
Infanrix, Pediarix	140	(30)	53	(25)	64	(26)	23	(45)
Hepatitis	130	2	56	(12)	49	24	25	-
Priorix, Priorix Tetra, Varilrix	79	42	-	-	41	27	38	63
Cervarix	17	(6)	1	-	8	(22)	8	12
Other	92	4	11	(17)	42	25	39	(6)

	960	11	258	(2)	325	11	377	20

Pharmaceuticals turnover – six months ended 30 June 2016

	Total		US		Europe		International

	£m	Growth CER%	£m	Growth CER%	£m	Growth CER%	£m	Growth CER%

Respiratory	3,003	(1)	1,447	4	695	(12)	861	-
Anoro Ellipta	79	>100	54	>100	16	>100	9	>100
Arnuity Ellipta	6	>100	6	>100	-	-	-	-
Avamys/Veramyst	143	5	12	(15)	40	(3)	91	13
Flixotide/Flovent	289	(12)	164	(17)	47	(10)	78	(1)
Incruse Ellipta	50	>100	40	>100	9	>100	1	>100
Nucala	27	>100	20	-	7	>100	-	-
Relvar/Breo Ellipta	257	>100	137	>100	63	71	57	>100
Seretide/Advair	1,653	(16)	826	(12)	439	(25)	388	(11)
Ventolin	358	7	187	9	61	(2)	110	9
Other	141	(1)	1	<100	13	6	127	(3)

Cardiovascular, metabolic and urology (CVMU)	420	(9)	160	(19)	156	12	104	(15)
Avodart	310	(20)	53	(60)	154	11	103	(13)
Eperzan/Tanzeum	54	>100	53	>100	1	>100	-	-
Other	56	(2)	54	2	1	>100	1	>(100)

Immuno-inflammation	143	15	130	14	10	29	3	-
Benlysta	143	24	130	25	10	29	3	-

Other pharmaceuticals	1,097	(17)	44	(78)	292	(21)	761	-
Dermatology	184	(16)	7	(68)	71	(3)	106	(14)
Augmentin	273	(5)	-	(41)	87	(6)	186	(5)
Other anti-bacterials	91	1	2	(33)	26	(11)	63	9
Rare diseases	198	(1)	23	(9)	66	2	109	-
Oncology	95	(60)	-	-	-	-	95	24
Other	256	(18)	12	(78)	42	11	202	(8)

Established products	1,211	(11)	332	(7)	248	(6)	631	(15)
Coreg	62	4	62	4	-	-	-	-
Hepsera	31	(27)	-	-	-	-	31	(27)
Imigran/Imitrex	77	(12)	35	(24)	30	8	12	(8)
Lamictal	290	5	148	5	50	4	92	6
Lovaza	23	(60)	23	(60)	-	-	-	-
Requip	55	13	8	>100	15	-	32	3
Serevent	44	(11)	20	(10)	18	(11)	6	(14)
Seroxat/Paxil	96	5	7	>(100)	20	12	69	(16)
Valtrex	57	(40)	9	(18)	12	(15)	36	(48)
Zeffix	59	(21)	1	-	3	-	55	(22)
Other	417	(14)	19	(19)	100	(15)	298	(13)

	5,874	(7)	2,113	(7)	1,401	(11)	2,360	(6)

HIV	1,594	50	936	62	477	39	181	26
Combivir	10	(47)	1	(91)	3	(37)	6	(24)
Epzicom/Kivexa	311	(18)	111	(17)	139	(18)	61	(19)
Lexiva/Telzir	28	(21)	15	(28)	4	(40)	9	13
Selzentry	60	(7)	30	(1)	23	(15)	7	2
Tivicay	413	51	272	53	104	50	37	38
Triumeq	737	>100	486	>100	194	>100	57	>100
Trizivir	9	(43)	2	(49)	5	(36)	2	(61)
Other	26	(5)	19	(3)	5	(15)	2	(8)

Pharmaceuticals	7,468	1	3,049	7	1,878	(2)	2,541	(4)

Vaccines turnover – six months ended 30 June 2016

	Total		US		Europe		International

	£m	Growth CER%	£m	Growth CER%	£m	Growth CER%	£m	Growth CER%

Rotarix	217	4	60	(10)	35	6	122	10
Synflorix	228	58	-	-	22	24	206	63
Fluarix, FluLaval	26	>100	-	-	-	-	26	>100
Bexsero	159	>100	47	>100	101	>100	11	>100
Menveo	89	61	56	40	18	>100	15	29
Boostrix	184	7	91	(6)	67	33	26	4
Infanrix, Pediarix	328	(16)	131	(9)	155	(6)	42	(48)
Hepatitis	266	(4)	118	(10)	98	21	50	(22)
Priorix, Priorix Tetra, Varilrix	142	20	-	-	78	18	64	23
Cervarix	34	(26)	1	(50)	15	(26)	18	(24)
Other	169	39	16	(13)	75	61	78	37

	1,842	16	520	5	664	28	658	15

Balance sheet

	30 June 2016 £m	30 June 2015 (restated) £m	31 December 2015 £m
ASSETS
Non-current assets
Property, plant and equipment	10,539	9,319	9,668
Goodwill	5,747	5,072	5,162
Other intangible assets	18,317	16,614	16,672
Investments in associates and joint ventures	232	85	207
Other investments	1,358	1,666	1,255
Deferred tax assets	3,545	2,452	2,905
Other non-current assets	1,009	794	990

Total non-current assets	40,747	36,002	36,859

Current assets
Inventories	5,494	4,797	4,716
Current tax recoverable	156	96	180
Trade and other receivables	5,843	5,314	5,615
Derivative financial instruments	598	90	125
Liquid investments	83	69	75
Cash and cash equivalents	4,590	7,923	5,830
Assets held for sale	116	204	46

Total current assets	16,880	18,493	16,587

TOTAL ASSETS	57,627	54,495	53,446

LIABILITIES
Current liabilities
Short-term borrowings	(4,485)	(2,849)	(1,308)
Trade and other payables	(10,880)	(8,155)	(9,191)
Derivative financial instruments	(620)	(117)	(153)
Current tax payable	(1,139)	(1,827)	(1,421)
Short-term provisions	(983)	(1,225)	(1,344)

Total current liabilities	(18,107)	(14,173)	(13,417)

Non-current liabilities
Long-term borrowings	(15,098)	(14,696)	(15,324)
Deferred tax liabilities	(1,710)	(1,721)	(1,522)
Pensions and other post-employment benefits	(4,196)	(3,143)	(3,229)
Other provisions	(550)	(469)	(420)
Derivative financial instruments	-	(7)	-
Other non-current liabilities	(13,740)	(9,734)	(10,656)

Total non-current liabilities	(35,294)	(29,770)	(31,151)

TOTAL LIABILITIES	(53,401)	(43,943)	(44,568)

NET ASSETS	4,226	10,552	8,878

EQUITY
Share capital	1,341	1,339	1,340
Share premium account	2,857	2,792	2,831
Retained earnings	(6,081)	556	(1,397)
Other reserves	2,457	2,133	2,340

Shareholders’ equity	574	6,820	5,114

Non-controlling interests	3,652	3,732	3,764

TOTAL EQUITY	4,226	10,552	8,878

Statement of changes in equity

	Share capital £m	Share premium £m	Retained earnings £m	Other reserves £m	Share- holder’s equity £m	Non- controlling interests £m	Total equity £m
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––

At 1 January 2016	1,340	2,831	(1,397)	2,340	5,114	3,764	8,878

(Loss)/profit for the period			(153)		(153)	13	(140)
Other comprehensive expense for the period			351	85	436	431	867
			––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Total comprehensive income/(expense) for the period			198	85	283	444	727
			––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Distributions to non-controlling interests						(278)	(278)
Dividends to shareholders			(3,002)		(3,002)		(3,002)
Recognition of liabilities with non-controlling interests			(2,013)		(2,013)	(159)	(2,172)
Changes in non-controlling interests			54		54	(119)	(65)
Shares issued	1	26			27		27
Shares acquired by ESOP Trusts				(58)	(58)		(58)
Write-down on shares held by ESOP Trusts			(90)	90	-		-
Share-based incentive plans			169		169		169
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
At 30 June 2016	1,341	2,857	(6,081)	2,457	574	3,652	4,226
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––

At 1 January 2015	1,339	2,759	(2,074)	2,239	4,263	673	4,936

Profit/(loss) for the period			8,238		8,238	(85)	8,153
Other comprehensive expense for the period			(338)	(106)	(444)	(6)	(450)
			––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Total comprehensive income/(expense) for the period			7,900	(106)	7,794	(91)	7,703
			––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Distributions to non-controlling interests						(210)	(210)
Dividends to shareholders			(2,035)		(2,035)		(2,035)
Gain on transfer of net assets into Consumer Healthcare Joint Venture			2,881		2,881		2,881
Consumer Healthcare Joint Venture put option			(6,204)		(6,204)		(6,204)
Changes in non-controlling interests						3,360	3,360
Shares issued	-	33			33		33
Shares acquired by ESOP Trusts				(78)	(78)		(78)
Write-down on shares held by ESOP Trusts			(78)	78	-		-
Share-based incentive plans			166		166		166
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
At 30 June 2015	1,339	2,792	556	2,133	6,820	3,732	10,552
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––

Cash flow statement
Six months ended 30 June 2016

	H1 2016 £m	H1 2015 £m

(Loss)/profit after tax	(140)	8,153
Tax on profits	382	1,922
Share of after tax profits of associates and joint ventures	2	(21)
Profit on disposal of interest in associates	-	(844)
Net finance expense	328	341
Profit on disposal of Oncology business	-	(9,247)
Depreciation and other adjusting items	959	1,112
Increase in working capital	(643)	(439)
Increase in other net liabilities	1,678	564

Cash generated from operations	2,566	1,541
Taxation paid	(827)	(954)

Net cash inflow from operating activities	1,739	587

Cash flow from investing activities
Purchase of property, plant and equipment	(612)	(515)
Proceeds from sale of property, plant and equipment	11	30
Purchase of intangible assets	(484)	(265)
Proceeds from sale of intangible assets	62	-
Purchase of equity investments	(58)	(42)
Proceeds from sale of equity investments	147	267
Purchase of businesses, net of cash acquired	(54)	(3,461)
Disposal of businesses	-	10,026
Investment in associates and joint ventures	(7)	(12)
Proceeds from disposal of associates and joint ventures	-	564
Interest received	34	42
Dividends from associates and joint ventures	40	-

Net cash (outflow)/inflow from investing activities	(921)	6,634

Cash flow from financing activities
Issue of share capital	27	33
Shares acquired by ESOP Trusts	(58)	(78)
Increase in short-term loans	2,079	-
Repayment of short-term loans	(880)	(1,289)
Net repayment of obligations under finance leases	(10)	(11)
Interest paid	(357)	(344)
Dividends paid to shareholders	(3,002)	(2,035)
Distributions to non-controlling interests	(278)	(210)
Other financing items	(5)	(188)

Net cash outflow from financing activities	(2,484)	(4,122)

(Decrease)/increase in cash and bank overdrafts in the period	(1,666)	3,099

Cash and bank overdrafts at beginning of the period	5,486	4,028
Exchange adjustments	144	(21)
(Decrease)/increase in cash and bank overdrafts	(1,666)	3,099

Cash and bank overdrafts at end of the period	3,964	7,106

Cash and bank overdrafts at end of the period comprise:
Cash and cash equivalents	4,590	7,546
Overdrafts	(626)	(440)

	3,964	7,106

Segment information

Operating segments are reported based on the financial information provided to the Chief Executive Officer and the responsibilities of the Corporate Executive Team (CET). The completion of the Novartis transaction on 2 March 2015 has changed the balance of the Group and GSK changed its segment reporting to reflect this. With effect from 1 January 2016, GSK is reporting results under four segments: Pharmaceuticals, which now includes HIV; Pharmaceuticals R&D; Vaccines, and Consumer Healthcare, and individual members of the CET are responsible for each segment. Comparative information has been restated accordingly.

The Pharmaceuticals R&D segment is the responsibility of the President, Pharmaceuticals R&D and is reported as a separate segment.

The Group’s management reporting process allocates intra-Group profit on a product sale to the market in which that sale is recorded, and the profit analyses below have been presented on that basis.

Corporate and other unallocated costs include the results of several Vaccines and Consumer Healthcare products which were held for sale in a number of markets in order to meet anti-trust approval requirements and divested in Q3 2015, together with the costs of corporate functions.

Turnover by segment
	Q2 2016 £m	Q2 2015 (restated) £m	Growth CER%

Pharmaceuticals	3,882	3,537	2
Vaccines	960	814	11
Consumer Healthcare	1,690	1,512	7

Segment turnover	6,532	5,863	5
Corporate and other unallocated turnover		25

Total turnover	6,532	5,888	4

Operating profit by segment
	Q2 2016 £m	Q2 2015 (restated) £m	Growth CER%

Pharmaceuticals	1,931	1,637	5
Pharmaceuticals R&D	(583)	(509)	9

Pharmaceuticals including R&D	1,348	1,128	4
Vaccines	270	177	39
Consumer Healthcare	238	108	>100

Segment profit	1,856	1,413	16
Corporate and other unallocated costs	(25)	(64)	25

Core operating profit	1,831	1,349	15
Non-core items	(1,982)	(1,014)

Total operating (loss)/profit	(151)	335	>(100)

Finance income	18	12
Finance costs	(183)	(194)
Profit on disposal of associates	-	1
Share of after tax (losses)/profits of associates and joint ventures	(2)	(2)

(Loss)/profit before taxation	(318)	152	>(100)

Turnover by segment
	H1 2016 £m	H1 2015 (restated) £m	Growth CER%

Pharmaceuticals	7,468	7,058	1
Vaccines	1,842	1,513	16
Consumer Healthcare	3,451	2,895	16

Segment turnover	12,761	11,466	7
Corporate and other unallocated turnover		44

Total turnover	12,761	11,510	6

Operating profit by segment
	H1 2016 £m	H1 2015 (restated) £m	Growth CER%

Pharmaceuticals	3,631	3,222	4
Pharmaceuticals R&D	(1,130)	(1,090)	(1)

Pharmaceuticals including R&D	2,501	2,132	6
Vaccines	523	338	47
Consumer Healthcare	541	291	76

Segment profit	3,565	2,761	18
Corporate and other unallocated costs	(175)	(107)	>100

Core operating profit	3,390	2,654	14
Non-core items	(2,818)	6,897

Total operating profit	572	9,551	(98)

Finance income	36	44
Finance costs	(364)	(385)
Profit on disposal of associates	-	844
Share of after tax (losses)/profits of associates and joint ventures	(2)	21

Profit before taxation	242	10,075	>(100)

Legal matters

The Group is involved in significant legal and administrative proceedings, principally product liability, intellectual property, tax, anti-trust and governmental investigations as well as related private litigation, which are more fully described in the ‘Legal Proceedings’ note in the Annual Report 2015.

At 30 June 2016, the Group’s aggregate provision for legal and other disputes (not including tax matters described under ‘Taxation’ below) was £0.3 billion (31 December 2015: £0.4 billion). The Group may become involved in significant legal proceedings in respect of which it is not possible to make a reliable estimate of the expected financial effect, if any, that could result from ultimate resolution of the proceedings. In these cases, the Group would provide appropriate disclosures about such cases, but no provision would be made.

The ultimate liability for legal claims may vary from the amounts provided and is dependent upon the outcome of litigation proceedings, investigations and possible settlement negotiations. The Group’s position could change over time, and, therefore, there can be no assurance that any losses that result from the outcome of any legal proceedings will not exceed by a material amount the amount of the provisions reported in the Group’s financial accounts.

There have been no significant developments since the Annual Report 2015 and the quarter ended 31 March 2016.

Developments with respect to tax matters are described in ‘Taxation’ below.

Taxation

There have been no material changes to historical tax matters since the publication of the Annual Report 2015.

Issues related to taxation are described in the ‘Taxation’ note in the Annual Report 2015. The Group continues to believe it has made adequate provision for the liabilities likely to arise from periods which are open and not yet agreed by tax authorities. The ultimate liability for such matters may vary from the amounts provided and is dependent upon the outcome of agreements with relevant tax authorities.

In the quarter, tax on core profits amounted to £354 million and represented an effective core tax rate of 21.3% (Q2 2015: 20%). The charge for taxation on total profits amounted to £174 million and represented an effective tax rate of (54.7)% (Q2 2015: 24.3%).

In H1 2016, tax on core profits amounted to £648 million and represented an effective core tax rate of 21.1% (H1 2015 : 20%). The charge for taxation on total profits amounted to £382 million and represented an effective tax rate of above 100% (H1 2015: 19.1%). The Group’s balance sheet at 30 June 2016 included a tax payable liability of £1,139 million and a tax recoverable asset of £156 million.

The core tax rate for the full year is also expected to be in the range of 20-21%. Given the Group’s momentum and changing earnings mix, particularly in favour of the US, some moderate upward pressure on the rate is expected over the next few years, particularly if the recent depreciation of Sterling is maintained.

Additional information

Accounting policies and basis of preparation
This unaudited Results Announcement contains condensed financial information for the three and six months ended 30 June 2016, is prepared in accordance with the Disclosure and Transparency Rules (DTR) of the Financial Conduct Authority and IAS 34 ‘Interim financial reporting’ and should be read in conjunction with the Annual Report 2015, which was prepared in accordance with International Financial Reporting Standards as adopted by the European Union. This Results Announcement has been prepared applying consistent accounting policies to those applied by the Group in the Annual Report 2015, except that an amendment to IFRS 11 ‘Joint arrangements’ has been implemented from 1 January 2016. This revision has not had a material impact on the results or financial position of the Group.

Following an agenda decision by the IFRS Interpretations Committee regarding offsetting and cash pooling arrangements, the Group has revised its disclosure of its cash pooling arrangements in the comparative balance sheet at 30 June 2015. This revision had the effect of increasing both cash and cash equivalents and short-term borrowings by £377 million. There is no change to the results or cash flows for the six months to 30 June 2015 and there was no impact on the balance sheet at 31 December 2015. The impact at 31 December 2014 amounted to £381 million.

In addition, the segment information for 2015 has been restated to reflect changes made to segments in 2016 as set out under ‘Segment information’ above.

This Results Announcement does not constitute statutory accounts of the Group within the meaning of sections 434(3) and 435(3) of the Companies Act 2006. The full Group accounts for 2015 were published in the Annual Report 2015, which has been delivered to the Registrar of Companies and on which the report of the independent auditors was unqualified and did not contain a statement under section 498 of the Companies Act 2006.

Exchange rates
GSK operates in many countries, and earns revenues and incurs costs in many currencies. The results of the Group, as reported in Sterling, are affected by movements in exchange rates between Sterling and other currencies. Average exchange rates, as modified by specific transaction rates for large transactions, prevailing during the period, are used to translate the results and cash flows of overseas subsidiaries, associates and joint ventures into Sterling. Period-end rates are used to translate the net assets of those entities. The currencies which most influenced these translations and the relevant exchange rates were:

	Q2 2016	Q2 2015	H1 2016	H1 2015	2015

Average rates:
US$/£	1.41	1.54	1.42	1.53	1.53
Euro/£	1.28	1.38	1.29	1.36	1.37
Yen/£	153	186	160	184	185

Period-end rates:
US$/£	1.33	1.57	1.33	1.57	1.47
Euro/£	1.20	1.41	1.20	1.41	1.36
Yen/£	137	192	137	192	177

During Q2 2016, average sterling exchange rates were weaker against the US Dollar, the Euro and the Yen, compared with the same period in 2015. Similarly, during the six months ended 30 June 2016, average sterling exchange rates were weaker against the US Dollar, the Euro and the Yen compared with the same period in 2015. Period-end sterling exchange rates were also weaker against the US Dollar, the Euro and the Yen.

Weighted average number of shares
	Q2 2016 millions	Q2 2015 millions

Weighted average number of shares – basic	4,859	4,832
Dilutive effect of share options and share awards	-	42

Weighted average number of shares – diluted	4,859	4,874

	H1 2016 millions	H1 2015 millions

Weighted average number of shares – basic	4,853	4,826
Dilutive effect of share options and share awards	-	42

Weighted average number of shares – diluted	4,853	4,868

Because the Group reported losses attributable to shareholders in both Q2 2016 and H1 2016 there is no dilutive effect of share options and share awards. At 30 June 2016, 4,861 million shares were in free issue (excluding Treasury shares and shares held by the ESOP Trusts). This compares with 4,834 million shares at 30 June 2015.

Net assets
The book value of net assets decreased by £4,652 million from £8,878 million at 31 December 2015 to £4,226 million at 30 June 2016. This primarily reflected the recognition of the transaction-related adjustments of £2,258 million in the six months, the impact of the dividends paid in the six months and an increase in the pension deficit of £839 million, partly offset by the favourable exchange translation impact from the weaker Sterling rates.

The carrying value of investments in associates and joint ventures at 30 June 2016 was £232 million, with a market value of £335 million.

At 30 June 2016, the net deficit on the Group’s pension plans was £2,423 million compared with £1,584 million at 31 December 2015. The increase in the net deficit primarily arose from decreases in the rates used to discount UK pension liabilities from 3.8% to 2.9%, and US pension liabilities from 4.2% to 3.40%, partly offset by a decrease in the UK inflation rate from 3.1% to 2.80%, together with significant UK asset gains.

At 30 June 2016, the post-retirement benefits provision was £1,628 million compared with £1,387 million at 31 December 2015. The increase in the provision arose from the decrease in the rate used to discount the US provision together with a stronger US Dollar at the period end.

At 30 June 2016, the estimated present value of the potential redemption amount of the Consumer Healthcare Joint Venture put option recognised in Other non-current liabilities was £7,141 million (31 December 2015: £6,287 million). The estimated present value of the potential redemption amount of the put options related to ViiV Healthcare was £2,299 million, of which £1,209 million was recorded in Other payables in Current liabilities and £1,090 million in Other non-current liabilities. The ViiV Healthcare put options liability was recognised in the six months, with £1,999 million recorded directly in equity on initial recognition, and the remainder recognised in the income statement. The increases in both liabilities in the six months reflected the increased estimated Sterling values of the two businesses.

Contingent consideration amounted to £4,974 million at 30 June 2016 (31 December 2015: £3,855 million), of which £4,462 million (31 December 2015: £3,409 million) represented the estimated present value of amounts payable to Shionogi relating to ViiV Healthcare. This included £179 million in respect of preferential dividends of which £154 million was recognised directly in equity in the six months. The liability for preferential dividends due to Pfizer at 30 June 2016 was £24 million. An explanation of the accounting for the non-controlling interests in ViiV Healthcare is set out on page 56. The estimated present value of amounts payable to Novartis related to the Vaccines acquisition was £468 million (31 December 2015: £405 million).

At 30 June 2016, the ESOP Trusts held 11.4 million GSK shares against the future exercise of share options and share awards. The carrying value of £43 million has been deducted from other reserves. The market value of these shares was £195 million.

At 30 June 2016, the company held 491.5 million Treasury shares at a cost of £6,917 million, which has been deducted from retained earnings.

Movements in contingent consideration are as follows:

	H1 2016 £m	H1 2015 £m

Contingent consideration at beginning of the period	3,855	1,724
Exchange adjustments	-	(4)
Additions	194	594
Re-measurement through income statement	1,095	976
Settlement	(166)	(330)
Other	(4)	-

Contingent consideration at end of the period	4,974	2,960

At 30 June 2016, contingent consideration arising on the Novartis Vaccines acquisition amounted to £468 million, and on the acquisition of the former Shionogi-ViiV Healthcare joint venture amounted to £4,462 million. The re-measurement increases in contingent consideration in the six months primarily reflected changes in exchange rate assumptions on forecasted sales that will lead to increased future contingent consideration payments.

Contingent liabilities
There were contingent liabilities at 30 June 2016 in respect of guarantees and indemnities entered into as part of the ordinary course of the Group’s business. No material losses are expected to arise from such contingent liabilities. Provision is made for the outcome of legal and tax disputes where it is both probable that the Group will suffer an outflow of funds and it is possible to make a reliable estimate of that outflow. Descriptions of the significant legal and tax disputes to which the Group is a party are set out on page 47.

Financial instruments fair value disclosures
Certain of the Group's financial instruments are measured at fair value. The following tables categorise these financial assets and liabilities by the valuation methodology applied in determining their fair value. Where possible, quoted prices in active markets are used (Level 1). Where such prices are not available, the asset or liability is classified as Level 2, provided all significant inputs to the valuation model used are based on observable market data. If one or more of the significant inputs to the valuation model is not based on observable market data, the instrument is classified as Level 3.

At 30 June 2016	Level 1 £m	Level 2 £m	Level 3 £m	Total £m

Financial assets at fair value
Available-for-sale financial assets:
Liquid investments	78	5	-	83
Other investments	1,003	-	355	1,358
Financial assets at fair value through profit or loss:
Other non-current assets	-	315	4	319
Derivatives designated as at fair value through profit or loss	-	12	-	12
Derivatives classified as held for trading under IAS 39	-	583	3	586

	1,081	915	362	2,358

Financial liabilities at fair value
Financial liabilities at fair value through profit or loss:
Trade and other payables	-	-	(421)	(421)
Other non-current liabilities	-	-	(4,553)	(4,553)
Derivatives designated as at fair value through profit or loss	-	(447)	-	(447)
Derivatives classified as held for trading under IAS 39	-	(171)	(2)	(173)

	-	(618)	(4,976)	(5,594)

At 30 June 2015	Level 1 £m	Level 2 £m	Level 3 £m	Total £m

Financial assets at fair value
Available-for-sale financial assets:
Liquid investments	67	2	-	69
Other investments	1,464	-	202	1,666
Financial assets at fair value through profit or loss:
Other non-current assets	-	267	-	267
Derivatives designated as at fair value through profit or loss	-	71	-	71
Derivatives classified as held for trading under IAS 39	-	24	1	25

	1,531	364	203	2,098

Financial liabilities at fair value
Financial liabilities at fair value through profit or loss:
Trade and other payables	-	-	(296)	(296)
Other non-current liabilities	-	-	(2,664)	(2,664)
Derivatives designated as at fair value through profit or loss	-	(14)	-	(14)
Derivatives classified as held for trading under IAS 39	-	(108)	(8)	(116)

	-	(122)	(2,968)	(3,090)

At 31 December 2015	Level 1 £m	Level 2 £m	Level 3 £m	Total £m

Financial assets at fair value
Available-for-sale financial assets:
Liquid investments	71	4	-	75
Other investments	987	-	268	1,255
Financial assets at fair value through profit or loss:
Other non-current assets	-	276	3	279
Derivatives designated as at fair value through profit or loss	-	6	-	6
Derivatives classified as held for trading under IAS 39	-	116	3	119

	1,058	402	274	1,734

Financial liabilities at fair value
Financial liabilities at fair value through profit or loss:
Trade and other payables	-	-	(306)	(306)
Other non-current liabilities	-	-	(3,549)	(3,549)
Derivatives designated as at fair value through profit or loss	-	(97)	-	(97)
Derivatives classified as held for trading under IAS 39	-	(55)	(1)	(56)

	-	(152)	(3,856)	(4,008)

Movements in the six months to 30 June 2016 for financial instruments measured using Level 3 valuation methods are presented below:

	Financial assets £m	Financial liabilities £m

At 1 January 2016	274	(3,856)
Losses recognised in the income statement	-	(1,095)
Gains recognised in other comprehensive income	25	-
Additions	41	(194)
Equity investment disposals	(9)	-
Payments in the period	-	166
Other	-	4
Exchange	31	(1)

At 30 June 2016	362	(4,976)

At 1 January 2015	228	(1,732)
Losses recognised in the income statement	(5)	(976)
Gains recognised in other comprehensive income	6	-
Additions	37	(594)
Transfers from Level 3	(7)	-
Equity investment disposals	(51)	-
Payments in the period	-	330
Exchange	(5)	4

At 30 June 2015	203	(2,968)

Net losses of £643 million (2015: net losses of £981 million) and net gains of £25 million (2015: net gains of £2 million) attributable to Level 3 financial instruments held at the end of the period were reported in other operating income and other comprehensive income respectively.

Additions of £194 million in the half-year comprise the recognition of the initial liability of £154 million in relation to dividends due to changes in the underlying agreements with the non-controlling interest holders of ViiV Healthcare and £40 million in relation to the acquisition of the BMS HIV business in February 2016.

At 30 June 2016, financial liabilities measured using Level 3 valuation methods included £4,462 million of contingent consideration for the acquisition of the former Shionogi-ViiV Healthcare joint venture, including £179 million in relation to dividends due to changes in the underlying agreements with the non-controlling interest holders of ViiV Healthcare. This consideration is expected to be paid over a number of years and will vary in line with sales of dolutegravir and other compounds. The financial liability is measured at the present value of expected future cash flows, the most significant inputs to the valuation model being future sales forecasts, discount rate and the Sterling/US Dollar exchange rate. The forecast exchange rates used are consistent with market rates at 30 June 2016.

At 30 June 2016, financial liabilities measured using Level 3 valuation methods also included £468 million of contingent consideration for the acquisition of the Novartis Vaccines business in March 2015 and £43 million for the acquisition of the BMS HIV business in February 2016. In both cases, this consideration is expected to be paid over a number of years and will vary in line with product sales and the achievement of certain milestone targets. The financial liabilities are measured at the present value of expected future cash flows, the most significant inputs to the valuation models being future sales forecasts, the discount rate and probability of success in achieving milestone targets.

The table below shows, on an indicative basis, the income statement and balance sheet sensitivity to reasonably possible changes in key inputs to the valuation of these contingent consideration liabilities.

Increase/(decrease) in financial liability and loss/(gain) in Income statement from change in key inputs

	Novartis vaccines	BMS HIV	Shionogi – ViiV Healthcare
	£m	£m	£m

10% increase in sales forecasts	43	2	459
10% decrease in sales forecasts	(41)	(2)	(460)
1% (100 basis points) increase in discount rate	(43)	(4)	(223)
1% (100 basis points) decrease in discount rate	51	4	242
10% increase in probability of milestone success	36	43
10% decrease in probability of milestone success	(36)	(24)
10 cent appreciation of US Dollar			288
10 cent depreciation of US Dollar			(250)

The Group transfers financial instruments between different levels in the fair value hierarchy when, as a result of an event or change in circumstances, the valuation methodology applied in determining their fair values alters in such a way that it meets the definition of a different level. There were no transfers between the Level 1 and Level 2 fair value measurement categories in the period. There were no transfers from Level 3 in the period.

The following methods and assumptions were used to measure the fair value of the significant financial instruments carried at fair value on the balance sheet:
●
Liquid investments – based on quoted market prices or calculated based on observable inputs in the case of marketable securities; based on principal amounts in the case of non-marketable securities because of their short repricing periods

●
Other investments – equity investments traded in an active market determined by reference to the relevant stock exchange quoted bid price; other equity investments determined by reference to the current market value of similar instruments or by reference to the discounted cash flows of the underlying net assets

●	Contingent consideration for business acquisitions – based on present values of expected future cash flows

●
Interest rate swaps, foreign exchange forward contracts and options – based on the present value of contractual cash flows or option valuation models using market-sourced data (exchange rates or interest rates) at the balance sheet date

●	Company-owned life insurance policies – based on cash surrender value

There are no material differences between the carrying value of the Group's other financial assets and liabilities and their estimated fair values, with the exception of bonds, for which the carrying values and fair values are set out in the table below:

	30 June 2016		30 June 2015		31 December 2015

	Carrying value £m	Fair value £m	Carrying value £m	Fair value £m	Carrying value £m	Fair value £m

Bonds in a designated hedging relationship	(3,107)	(3,296)	(3,776)	(3,958)	(2,740)	(2,872)
Other bonds	(13,452)	(16,609)	(12,802)	(14,492)	(13,387)	(15,209)

	(16,559)	(19,905)	(16,578)	(18,450)	(16,127)	(18,081)

The following methods and assumptions are used to estimate the fair values of financial assets and liabilities which are not measured at fair value on the balance sheet:

●	Cash and cash equivalents – approximates to the carrying amount

●	Short-term loans, overdrafts and commercial paper – approximates to the carrying amount because of the short maturity of these instruments

●
Long-term loans – based on quoted market prices in the case of European and US Medium term notes and other fixed rate borrowings (a Level 1 fair value measurement); approximates to the carrying amount in the case of floating rate bank loans and other loans

●	Receivables and payables – approximates to the carrying amount

●	Lease obligations – approximates to the carrying amount

●	Other non-current liabilities – approximates to the carrying amount

Payables and Other non-current liabilities include the present value of the expected redemption amount of put options over the non-controlling interests in ViiV Healthcare of £2,299 million, of which £1,209 million is recorded in Other payables in Current liabilities and £1,090 million in Other non-current liabilities at 30 June 2016. Forecast exchange rates are consistent with market rates at 30 June 2016. Other non-current liabilities also include the present value of the expected redemption amount of a put option over the non-controlling interest in the Consumer Healthcare Joint Venture of £7,141 million. This includes a number of assumptions around future sales and EBIT forecasts, multiples and forecast exchange rates. The forecast exchange rates used are consistent with market rates at 30 June 2016.

The table below shows on an indicative basis the income statement and balance sheet sensitivity to reasonably possible changes in the key inputs to the measurement of these liabilities.

	ViiV Healthcare put options £m	Consumer Healthcare Joint Venture put option £m

10% increase in sales forecasts	229	704
10% decrease in sales forecasts	(232)	(704)
1% (100 basis points) increase in discount rate	(114)	(110)
1% (100 basis points) decrease in discount rate	125	113
Exercise deferred by one year		95

Reconciliation of cash flow to movements in net debt

	H1 2016 £m	H1 2015 £m

Net debt at beginning of the period	(10,727)	(14,377)

(Decrease)/increase in cash and bank overdrafts	(1,666)	3,099
Net (increase in)/repayment of short-term loans	(1,199)	1,289
Net repayment of obligations under finance leases	10	11
Exchange adjustments	(1,332)	431
Other non-cash movements	4	(6)

(Increase)/decrease in net debt	(4,183)	4,824

Net debt at end of the period	(14,910)	(9,553)

Net debt analysis

	30 June 2016 £m	30 June 2015 (restated) £m

Liquid investments	83	69
Cash and cash equivalents	4,590	7,923
Short-term borrowings	(4,485)	(2,849)
Long-term borrowings	(15,098)	(14,696)

Net debt at end of the period	(14,910)	(9,553)

Free cash flow reconciliation

	Q2 2016 £m	H1 2016 £m	H1 2015 £m

Net cash inflow from operating activities	1,236	1,739	587
Purchase of property, plant and equipment	(323)	(612)	(515)
Proceeds from sale of property, plant and equipment	9	11	30
Purchase of intangible assets	(154)	(484)	(265)
Net finance costs	(255)	(323)	(302)
Dividends from associates and joint ventures	40	40	-
Distributions to non-controlling interests	(238)	(278)	(210)

Free cash flow	315	93	(675)

Legal settlements paid	31	104	236

Adjusted free cash flow	346	197	(439)

Non-controlling interests in ViiV Healthcare

Trading profit allocations
Because ViiV Healthcare is a subsidiary of the Group, 100% of its operating results (turnover, operating profit, profit after tax) are included within the Group income statement and then a portion of the earnings is allocated to the non-controlling interests owned by the other shareholders, in line with their respective equity shareholdings (Pfizer 11.7% and Shionogi 10%). Each of the shareholders, including GSK, is also entitled to preferential dividends determined by the performance of certain products that each shareholder contributed. As the relative performance of these products changes over time, the proportion of the overall earnings of ViiV Healthcare allocated to each shareholder will change. In particular, the increasing sales of Tivicay and Triumeq have a favourable impact on the proportion of the preferential dividends that is allocated to GSK. GSK was entitled to approximately 80% of the core earnings of ViiV Healthcare for 2015. The preferential dividends allocated to Pfizer and Shionogi are included within other operating income.

Acquisition-related arrangements
As part of the agreement reached to acquire Shionogi’s interest in the former Shionogi-ViiV Healthcare joint venture in 2012, the Group agreed to pay additional consideration to Shionogi contingent on the performance of the products being developed by that joint venture, principally dolutegravir.

Payments are made to Shionogi each quarter to reduce the liability in instalments. The payments are calculated based on the sales performance of the relevant products in the previous quarter and are reflected in the cash flow statement partly in operating cash flows and partly in purchases of businesses, within investing activities. The part of each payment relating to the original estimate of the fair value of the contingent consideration on the acquisition of the Shionogi-ViiV Healthcare joint venture in 2012 of £659 million is reported in purchases of businesses and the part of each payment relating to the increase in the liability since the acquisition is reported within operating cash flows.

Exit rights
In certain circumstances, Pfizer and Shionogi may require GSK to acquire their shareholdings at a price based on the likely valuation of ViiV Healthcare if it were to conduct an initial public offering (IPO). Pfizer may request an IPO of ViiV Healthcare at any time and if either GSK does not consent to such IPO or an offering is not completed within nine months, Pfizer could require GSK to acquire its shareholding. Shionogi may also request GSK to acquire its shareholding in ViiV Healthcare in six month windows commencing in 2017, 2020 and 2022.

Under the original agreements, GSK had the unconditional right, so long as it made no subsequent distribution to its shareholders, to withhold its consent to the exercise of either of the Pfizer or Shionogi put options and, as a result, in accordance with IFRS, GSK did not recognise liabilities for these put options on its balance sheet. However, during Q1 2016, GSK notified Pfizer and Shionogi that it had irrevocably given up these rights and accordingly recognised the liability for the put options on the Group’s balance sheet at the end of Q1 2016.
Consistent with this revised treatment, at the end of Q1 2016 GSK also recognised liabilities for the future preferential dividends anticipated to become payable to Pfizer and Shionogi on the Group’s balance sheet.

Core results reconciliations

The reconciliations between total results and core results for Q2 2016 and Q2 2015 and also H1 2016 and H1 2015 are set out below.

Income statement – Core results reconciliation Three months ended 30 June 2016

	Total results £m	Intangible amortisation £m	Major restructuring £m	Legal costs £m	Transaction -related £m	Divest- ments and other £m	Core results £m
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Turnover	6,532						6,532
Cost of sales	(2,124)	125	48		20		(1,931)
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Gross profit	4,408	125	48		20		4,601

Selling, general and administration	(2,174)		113	22		(14)	(2,053)
Research and development	(888)	10	73			5	(800)
Royalty income	83						83
Other operating income/(expense)	(1,580)				1,778	(198)	-
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Operating (loss)/profit	(151)	135	234	22	1,798	(207)	1,831

Net finance costs	(165)		1			1	(163)
Profit on disposal of associates							-
Share of after tax profits of associates and joint ventures	(2)						(2)
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
(Loss)/profit before taxation	(318)	135	235	22	1,798	(206)	1,666

Taxation	(174)	(30)	(56)	-	(169)	75	(354)
Tax rate %	(54.7)%						21.3%
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
(Loss)/profit after taxation	(492)	105	179	22	1,629	(131)	1,312
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
(Loss)profit attributable to non- controlling interests	(57)				178		121

(Loss)/profit attributable to shareholders	(435)	105	179	22	1,451	(131)	1,191
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––

(Loss)/earnings per share	(9.0)p	2.2p	3.7p	0.4p	29.9p	(2.7)p	24.5p
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––

Weighted average number of shares (millions)	4,859						4,859
	––––––––––––						––––––––––––

Core results exclude the above items from total results as GSK believes that core results are more representative of the performance of the Group’s operations and allow the key trends and factors driving performance to be more easily and clearly identified by shareholders. For a fuller explanation of core results, see ‘Definitions’ on page 34.

Income statement – Core results reconciliation Three months ended 30 June 2015

	Total results £m	Intangible amortisation £m	Intangible impairment £m	Major restructuring £m	Legal costs £m	Transaction -related £m	Divest- ments and other £m	Core results £m
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Turnover	5,888							5,888
Cost of sales	(2,005)	116	(3)	56		53	4	(1,779)
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Gross profit	3,883	116	(3)	56		53	4	4,109

Selling, general and administration	(2,541)			404	50	3	(7)	(2,091)
Research and development	(812)	9	5	55			12	(731)
Royalty income	62							62
Other operating income/(expense)	(257)					263	(6)
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Operating profit	335	125	2	515	50	319	3	1,349

Net finance costs	(182)			2			2	(178)
Profit on disposal of associates	1						(1)	-
Share of after tax profits of associates and joint ventures	(2)							(2)
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Profit before taxation	152	125	2	517	50	319	4	1,169

Taxation	(37)	(17)		(127)	(1)	(30)	(21)	(233)
Tax rate %	24.3%							20.0%
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Profit after taxation	115	108	2	390	49	289	(17)	936
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Profit attributable to non- controlling interests	(34)					133		99

Profit attributable to shareholders	149	108	2	390	49	156	(17)	837
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––

Earnings per share	3.1p	2.2p	-	8.1p	1.0p	3.2p	(0.3)p	17.3p
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––

Weighted average number of shares (millions)	4,832							4,832
	––––––––––––							––––––––––––

Core results exclude the above items from total results as GSK believes that core results are more representative of the performance of the Group’s operations and allow the key trends and factors driving performance to be more easily and clearly identified by shareholders. For a fuller explanation of core results, see ‘Definitions’ on page 34.

Income statement – Core results reconciliation Six months ended 30 June 2016

	Total results £m	Intangible amortisation £m	Major restructuring £m	Legal costs £m	Transaction -related £m	Divest- ments and other £m	Core results £m
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Turnover	12,761						12,761
Cost of sales	(4,257)	259	96		35	-	(3,867)
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Gross profit	8,504	259	96		35	-	8,894

Selling, general and administration	(4,363)		226	48		(14)	(4,103)
Research and development	(1,703)	20	100			8	(1,575)
Royalty income	174						174
Other operating income/(expense)	(2,040)				2,223	(183)	-
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Operating profit	572	279	422	48	2,258	(189)	3,390

Net finance costs	(328)		2			4	(322)
Profit on disposal of associates	-						-
Share of after tax profits of associates and joint ventures	(2)						(2)
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Profit before taxation	242	279	424	48	2,258	(185)	3,066

Taxation	(382)	(59)	(84)	(3)	(216)	96	(648)
Tax rate %	>100%						21.1%
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
(Loss)/profit after taxation	(140)	220	340	45	2,042	(89)	2,418
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Profit attributable to non- controlling interests	13				255		268

(Loss)/profit attributable to shareholders	(153)	220	340	45	1,787	(89)	2,150
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––

(Loss)/earnings per share	(3.2)p	4.6p	7.0p	0.9p	36.8p	(1.8)p	44.3p
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––

Weighted average number of shares (millions)	4,853						4,853
	––––––––––––						––––––––––––

Core results exclude the above items from total results as GSK believes that core results are more representative of the performance of the Group’s operations and allow the key trends and factors driving performance to be more easily and clearly identified by shareholders. For a fuller explanation of core results, see ‘Definitions’ on page 34.

Income statement – Core results reconciliation Six months ended 30 June 2015

	Total results £m	Intangible amortisation £m	Intangible impairment £m	Major restructuring £m	Legal costs £m	Transaction -related £m	Divest- ments and other £m	Core results £m
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Turnover	11,510							11,510
Cost of sales	(4,108)	254	78	211		42	5	(3,518)
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Gross profit	7,402	254	78	211		42	5	7,992

Selling, general and administration	(4,766)			583	135	91		(3,957)
Research and development	(1,679)	22	26	87			24	(1,520)
Royalty income	139							139
Other operating income/(expense)	8,455					1,050	(9,505)
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Operating profit	9,551	276	104	881	135	1,183	(9,476)	2,654

Net finance costs	(341)			3			4	(334)
Profit on disposal of associates	844						(844)	-
Share of after tax profits of associates and joint ventures	21						(16)	5
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Profit before taxation	10,075	276	104	884	135	1,183	(10,332)	2,325

Taxation	(1,922)	(54)	(25)	(228)	(1)	(188)	1,954	(464)
Tax rate %	19.1%							20.0%
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Profit after taxation	8,153	222	79	656	134	995	(8,378)	1,861
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Profit attributable to non- controlling interests	(85)					275		190

Profit attributable to shareholders	8,238	222	79	656	134	720	(8,378)	1,671
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––

Earnings per share	170.7p	4.6p	1.6p	13.6p	2.8p	14.9p	(173.6)p	34.6p
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––

Weighted average number of shares (millions)	4,826							4,826
	––––––––––––							––––––––––––

Core results exclude the above items from total results as GSK believes that core results are more representative of the performance of the Group’s operations and allow the key trends and factors driving performance to be more easily and clearly identified by shareholders. For a fuller explanation of core results, see ‘Definitions’ on page 34.

Pro-forma growth rate reconciliations

For H1 2016, in addition to reported growth rates, the Group is presenting pro-forma growth rates for turnover and core operating profit items. Pro-forma growth rates are calculated comparing reported turnover and core operating profit for H1 2016 with the turnover and core operating profit for H1 2015 adjusted to include the two months of sales for January and February 2015 of the former Novartis Vaccines and Consumer Healthcare products and exclude sales of the former GSK Oncology business for January and February 2015.

The following table sets out reconciliations between reported CER growth rates and pro-forma CER growth rates on the stated items of turnover for H1 2016.

Turnover H1 2016

	Reported growth rate CER%	Adjustment to include January and February 2015 turnover of former Novartis Vaccines products CER%	Adjustment to include January and February 2015 turnover of former Novartis Consumer Healthcare products CER%	Adjustment to exclude January and February 2015 turnover of former GSK Oncology products CER%	Pro-forma growth rate CER%

Group turnover	6	-	(3)	2	5
US	9	(1)	(1)	2	9
Europe	9	(2)	(4)	2	5
International	2	-	(2)	1	1
Pharmaceuticals	1			3	4

US Pharmaceuticals	7			4	11
Europe Pharmaceuticals	(2)			4	2
International Pharmaceuticals	(4)			1	(3)
Emerging Markets Pharmaceuticals	(7)			2	(5)
Emerging Markets Pharmaceuticals, excluding China	(3)			1	(2)
Japan Pharmaceuticals	(7)			2	(5)

Vaccines	16	(4)			12
US Vaccines	5	(3)			2
Europe Vaccines	28	(6)			22
International Vaccines	15	(4)			11
Bexsero	>100				>100
Menveo	61	(29)			32
Other Vaccines	39	(30)			9

Consumer Healthcare	16		(10)		6
US Consumer Healthcare	17		(9)		8
Europe Consumer Healthcare	20		(17)		3
International Consumer Healthcare	13		(7)		6
Wellness	29		(21)		8
Oral health	8		-		8
Nutrition	(4)		(2)		(6)
Skin health	7		(11)		(4)

The following table sets out reconciliations between reported CER growth rates and pro-forma CER growth rates for the stated core expense headings and core operating profit for H1 2016.

Core expenses and operating profit H1 2016

	Reported growth rate CER%	Adjustment to include January and February 2015 of Former Novartis Vaccines products CER%	Adjustment to include January and February 2015 of Former Novartis Consumer Healthcare products CER%	Adjustment to exclude January and February 2015 of former GSK Oncology products CER%	Pro-forma growth rate CER%

Cost of sales	8	(2)	(3)	1	4
Selling, general and administration	3	(1)	(4)	1	(1)
Research and development	(1)	(3)	-	2	(2)
Royalty income	22	(2)	5	-	25

Core operating profit	14	3	-	4	21
Pharmaceuticals operating profit	6			5	11
Vaccines operating profit	47	30			77
Consumer Healthcare operating profit	76		(8)		68

Principal risks and uncertainties

The principal risks and uncertainties affecting the Group are those described under the headings below. These are detailed in the ‘Risk factors’ section of the Annual Report 2015.

Patient safety	Failure to appropriately collect, review, follow up, or report adverse events from all potential sources, and to act on any relevant findings in a timely manner.

Intellectual property	Failure to appropriately secure and protect intellectual property rights.

Product quality
Failure to comply with current Good Manufacturing Practices or inadequate controls and governance of quality in the supply chain covering supplier standards, manufacturing and distribution of products.

Financial reporting and disclosure
Failure to comply with current tax law or incurring significant losses due to treasury activities; failure to report accurate financial information in compliance with accounting standards and applicable legislation; failure to maintain adequate governance and oversight over third-party relationships.

Anti-Bribery and Corruption (ABAC)	Failure to prevent GSK employees and third parties not complying with our ABAC policies and standards, as well as with all applicable relationships.

Commercialisation	Failure to execute business strategies, or manage competitive opportunities or threats effectively and in accordance with the letter and spirit of legal, industry, or the Group’s requirements.

Research practices
Failure to adequately conduct ethical and sound preclinical and clinical research. In addition, failure to engage in scientific activities that are consistent with the letter and spirit of the law, industry, or the Group’s requirements.

Environment, health & safety and sustainability (EHSS)	Failure to manage EHSS risks in line with the Group’s objectives, policies and relevant laws and regulations.

Information protection	Failure to protect and maintain access to critical or sensitive computer systems or information.

Crisis and continuity management	Inability to recover and sustain critical operations, including key supply chains, following a disruption or to respond to a crisis incident in a timely manner.

Impact of Brexit

The vote to leave the EU has resulted in some uncertainty, including currency volatility and a significant weakening of Sterling against the Group’s principal trading currencies. The weakening of Sterling has had a beneficial translation impact on the Group’s sterling results, but has also resulted in re-measurement increases in the value of the Group’s liabilities associated with the Consumer Healthcare Joint Venture and ViiV Healthcare businesses (put options, preferential dividends, contingent consideration) attributable to the minority interests in these businesses arising from increases in the estimated Sterling forecasts for sales and cash flows. There has also been an increase in the Sterling value of foreign currency assets and liabilities, including gross and net debt.

The Group continues to monitor the impact of Brexit on its principal risks and remains of the view that it will add complexity to a wide range of business activities, with some short-term disruption likely. GSK has plans in place to mitigate these effects and does not currently believe that there will be a material adverse impact on the Group’s results or financial position.

Directors’ responsibility statement

The Board of Directors approved this Half-yearly Financial Report on 27 July 2016.

The Directors confirm that to the best of their knowledge the unaudited condensed financial information has been prepared in accordance with IAS 34 as adopted by the European Union and that the interim management report includes a fair review of the information required by DTR 4.2.7 and DTR 4.2.8.

After making enquiries, the Directors considered it appropriate to adopt the going concern basis in preparing this Half-yearly Financial Report.

The Directors of GlaxoSmithKline plc are as follows:

Sir Philip Hampton	Chairman (Non-Executive Director, Nominations Committee Chairman)
Sir Andrew Witty	Chief Executive (Executive Director)
Simon Dingemans	Chief Financial Officer (Executive Director)
Dr Moncef Slaoui	Chairman, Global Vaccines (Executive Director)
Professor Sir Roy Anderson	Independent Non-Executive Director
Vindi Banga	Senior Independent Non-Executive Director
Stacey Cartwright	Independent Non-Executive Director
Dr Vivienne Cox, CBE	Independent Non-Executive Director
Lynn Elsenhans	Independent Non-Executive Director, Corporate Responsibility Committee Chairman
Dr Jesse Goodman	Independent Non-Executive Director
Judy Lewent	Independent Non-Executive Director, Audit & Risk Committee Chairman
Urs Rohner	Independent Non-Executive Director, Remuneration Committee Chairman

By order of the Board
Sir Andrew Witty Chief Executive Officer 27 July 2016	Simon Dingemans Chief Financial Officer

Independent review report to GlaxoSmithKline plc

Report on the condensed financial information

Our conclusion
We have reviewed the condensed financial information, defined below, in the Results Announcement of GlaxoSmithKline plc for the three and six months ended 30 June 2016. Based on our review, nothing has come to our attention that causes us to believe that the condensed financial information is not prepared, in all material respects, in accordance with International Accounting Standard 34 as adopted by the European Union and the Disclosure and Transparency Rules of the United Kingdom's Financial Conduct Authority.

This conclusion is to be read in the context of what we say in the remainder of this report.

What we have reviewed The condensed financial information, which is prepared by GlaxoSmithKline plc, comprises:

●	the balance sheet at 30 June 2016;
●	the income statement and statement of comprehensive income for the three and six month periods then ended;
●	the cash flow statement for the six month period then ended;
●	the statement of changes in equity for the six month period then ended; and
●	the accounting policies and basis of preparation and related notes on pages 45 to 56.

As disclosed on page 48, the financial reporting framework that has been applied in the preparation of the full annual financial statements of the Group is applicable law and International Financial Reporting Standards (IFRSs) as adopted by the European Union.

The condensed financial information included in the Results Announcement has been prepared in accordance with the accounting policies set out in the accounting policies and basis of preparation section on page 48.

What a review of condensed financial information involves
We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410 ‘Review of Interim Financial Information Performed by the Independent Auditor of the Entity’ issued by the Auditing Practices Board for use in the United Kingdom. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures.

A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

We have read the other information contained in the Results Announcement and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed financial information.

Responsibilities for the condensed financial information and the review

Our responsibilities and those of the directors
The Results Announcement, including the condensed financial information, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the Results Announcement in accordance with the Disclosure and Transparency Rules of the United Kingdom's Financial Conduct Authority.

Our responsibility is to express to the Company a conclusion on the condensed financial information in the Results Announcement based on our review. This report, including the conclusion, has been prepared for and only for the Company for the purpose of complying with the Disclosure and Transparency Rules of the Financial Conduct Authority and for no other purpose. We do not, in giving this conclusion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

PricewaterhouseCoopers LLP Chartered Accountants 27 July 2016 London

Notes:

(a)
The maintenance and integrity of the GlaxoSmithKline plc website is the responsibility of the directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the condensed financial information since it was initially presented on the website.

(b)	Legislation in the United Kingdom governing the preparation and dissemination of condensed financial information may differ from legislation in other jurisdictions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)
Date: July 27, 2016

By: VICTORIA WHYTE
----------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc